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SEC MAIL PROCESSING
RECEIVED
AUG 20 2012
WASH, D.C.
196
SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2011
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-73840
SEC file number, if available

S-__________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-__________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2011
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on August 20, 2012.

REPUBLIC OF COLOMBIA

By: __________________
Juan Carlos Echeverry Garzón
Minister of Finance and Public Credit

Total Number of Pages is 78
Exhibit Index is on Page 3 of 78

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2011 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2010 of the Republic of Colombia

EXHIBIT C

LEY No. 1485 14 DIC 2011

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2012"

EL CONGRESO DE COLOMBIA

D E C R E T A:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2012, en la suma de CIENTO SESENTA Y CINCO BILLONES DOSCIENTOS SETENTA Y SEIS MIL TRESCIENTOS DIECIOCHO MILLONES DOS MIL QUINIENTOS TRECE PESOS MONEDA LEGAL ($165,276,318,002,513), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2012, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL	**151,144,613,283,094**
1. INGRESOS CORRIENTES DE LA NACION	86,732,944,000,000
2 RECURSOS DE CAPITAL DE LA NACION	55,287,685,662,565
5 RENTAS PARAFISCALES	1,034,331,227,105
3 FONDOS ESPECIALES	8,089,652,393,404
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS	**14,131,704,719,419**
0210 AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -	
A-INGRESOS CORRIENTES	58,099,551,960
B-RECURSOS DE CAPITAL	133,784,000,000
0324 SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
A-INGRESOS CORRIENTES	71,592,198,539
B-RECURSOS DE CAPITAL	13,090,710,066
0402 FONDO ROTATORIO DEL DANE	
A-INGRESOS CORRIENTES	6,898,134,941
B-RECURSOS DE CAPITAL	6,259,765,059
0403 INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
A-INGRESOS CORRIENTES	35,418,759,487
B-RECURSOS DE CAPITAL	36,399,840
0503 ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
A-INGRESOS CORRIENTES	10,978,000,000
B-RECURSOS DE CAPITAL	32,873,000,000
C-CONTRIBUCIONES PARAFISCALES	74,371,790,000
0602 FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD	
A-INGRESOS CORRIENTES	10,936,833,000
B-RECURSOS DE CAPITAL	29,922,715,000
1102 FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
A-INGRESOS CORRIENTES	161,968,628,177
B-RECURSOS DE CAPITAL	60,585,000,000
1204 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
A-INGRESOS CORRIENTES	529,437,272,777

B-RECURSOS DE CAPITAL	24,119,500,000
1208 INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
A-INGRESOS CORRIENTES	106,969,308,858
B-RECURSOS DE CAPITAL	266,240,417
1209 DIRECCIÓN NACIONAL DE ESTUPEFACIENTES EN LIQUIDACIÓN	
B-RECURSOS DE CAPITAL	99,411,391,878
1309 SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
A-INGRESOS CORRIENTES	8,106,214,941
B-RECURSOS DE CAPITAL	3,392,500,000
1310 UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
A-INGRESOS CORRIENTES	41,800,000,000
B-RECURSOS DE CAPITAL	14,117,000,000
1313 SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
A-INGRESOS CORRIENTES	139,716,855,785
B-RECURSOS DE CAPITAL	4,562,000,000
1503 CAJA DE RETIRO DE LAS FUERZAS MILITARES	
A-INGRESOS CORRIENTES	151,639,680,405
B-RECURSOS DE CAPITAL	62,365,681,000
1507 INSTITUTO CASAS FISCALES DEL EJERCITO	
A-INGRESOS CORRIENTES	31,140,116,200
B-RECURSOS DE CAPITAL	3,600,000,000
1508 DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA	
A-INGRESOS CORRIENTES	2,646,276,000
B-RECURSOS DE CAPITAL	154,500,000
1510 CLUB MILITAR DE OFICIALES	
A-INGRESOS CORRIENTES	33,423,809,654
1511 CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
A-INGRESOS CORRIENTES	152,503,492,245
B-RECURSOS DE CAPITAL	32,514,457,210
1512 FONDO ROTATORIO DE LA POLICIA	
A-INGRESOS CORRIENTES	293,787,171,000
B-RECURSOS DE CAPITAL	25,281,003,000
1516 SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA	
A-INGRESOS CORRIENTES	12,104,976,473
1519 HOSPITAL MILITAR	
A-INGRESOS CORRIENTES	177,636,600,000
B-RECURSOS DE CAPITAL	1,104,559,000
1520 AGENCIA LOGISTICA DE LAS FUERZAS MILITARES	
A-INGRESOS CORRIENTES	1,004,949,866,335
B-RECURSOS DE CAPITAL	5,000,000,000
1702 INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
A-INGRESOS CORRIENTES	31,462,186,000
B-RECURSOS DE CAPITAL	18,761,750,000
1713 INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER	
A-INGRESOS CORRIENTES	4,964,000,000
B-RECURSOS DE CAPITAL	7,215,000,000
2103 INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-	
A-INGRESOS CORRIENTES	168,092,662,000
B-RECURSOS DE CAPITAL	198,024,000,000
2109 UNIDAD DE PLANEACION MINERO ENERGETICA - UPME	
A-INGRESOS CORRIENTES	7,742,200,000
B-RECURSOS DE CAPITAL	29,538,000,000
2110 INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS - IPSE-	
A-INGRESOS CORRIENTES	3,255,000,000
B-RECURSOS DE CAPITAL	19,132,000,000
2111 AGENCIA NACIONAL DE HIDROCARBUROS - ANH	
A-INGRESOS CORRIENTES	456,906,579,000
B-RECURSOS DE CAPITAL	482,565,800,000

2209	**INSTITUTO NACIONAL PARA SORDOS (INSOR)**	
A-INGRESOS CORRIENTES		463,088,696
2210	**INSTITUTO NACIONAL PARA CIEGOS (INCI)**	
A-INGRESOS CORRIENTES		500,900,000
B-RECURSOS DE CAPITAL		70,000,000
2234	**INSTITUTO TECNICO CENTRAL**	
A-INGRESOS CORRIENTES		4,734,793,930
B-RECURSOS DE CAPITAL		1,632,300,000
2238	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA**	
A-INGRESOS CORRIENTES		407,800,000
B-RECURSOS DE CAPITAL		37,000,000
2239	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR**	
A-INGRESOS CORRIENTES		772,100,000
B-RECURSOS DE CAPITAL		1,783,000,000
2241	**INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL**	
A-INGRESOS CORRIENTES		2,846,247,977
B-RECURSOS DE CAPITAL		658,400,000
2242	**INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI**	
A-INGRESOS CORRIENTES		1,178,133,136
B-RECURSOS DE CAPITAL		287,116,568
2306	**FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES**	
A-INGRESOS CORRIENTES		913,967,700,000
B-RECURSOS DE CAPITAL		505,897,500,000
2307	**COMISION NACIONAL DE TELEVISION**	
A-INGRESOS CORRIENTES		126,865,392,000
2402	**INSTITUTO NACIONAL DE VIAS**	
A-INGRESOS CORRIENTES		298,418,800,000
B-RECURSOS DE CAPITAL		70,659,500,000
2412	**UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL**	
A-INGRESOS CORRIENTES		398,181,200,000
B-RECURSOS DE CAPITAL		162,406,400,000
2413	**INSTITUTO NACIONAL DE CONCESIONES - INCO**	
A-INGRESOS CORRIENTES		164,898,600,000
B-RECURSOS DE CAPITAL		143,916,100,000
2602	**FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA**	
A-INGRESOS CORRIENTES		908,460,000
B-RECURSOS DE CAPITAL		30,295,393,346
2802	**FONDO ROTATORIO DE LA REGISTRADURIA**	
A-INGRESOS CORRIENTES		39,568,892,449
B-RECURSOS DE CAPITAL		8,123,755,768
2803	**FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL**	
B-RECURSOS DE CAPITAL		6,720,279,000
2902	**INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES**	
A-INGRESOS CORRIENTES		6,194,997,167
B-RECURSOS DE CAPITAL		1,518,504,911
3202	**INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM**	
A-INGRESOS CORRIENTES		3,400,000,000
B-RECURSOS DE CAPITAL		600,000,000
3204	**FONDO NACIONAL AMBIENTAL**	
A-INGRESOS CORRIENTES		17,978,000,000
B-RECURSOS DE CAPITAL		20,631,000,000
3304	**ARCHIVO GENERAL DE LA NACION**	
A-INGRESOS CORRIENTES		9,871,620,770
3305	**INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA**	
A-INGRESOS CORRIENTES		1,197,644,580
B-RECURSOS DE CAPITAL		335,000,000
3306	**INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES**	
A-INGRESOS CORRIENTES		1,754,918,307

B-RECURSOS DE CAPITAL	1,700,000,000
3307 INSTITUTO CARO Y CUERVO	
A-INGRESOS CORRIENTES	109,100,410
3502 SUPERINTENDENCIA DE SOCIEDADES	
A-INGRESOS CORRIENTES	73,967,003,000
B-RECURSOS DE CAPITAL	21,620,000,000
3503 SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
A-INGRESOS CORRIENTES	44,913,785,000
B-RECURSOS DE CAPITAL	8,582,300,000
3504 UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES	
A-INGRESOS CORRIENTES	2,650,500,000
B-RECURSOS DE CAPITAL	2,500,000,000
3602 SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
A-INGRESOS CORRIENTES	196,696,000,000
B-RECURSOS DE CAPITAL	304,394,906,899
C-CONTRIBUCIONES PARAFISCALES	1,724,470,093,101
3603 FONDO DE PREVISION SOCIAL DEL CONGRESO	
A-INGRESOS CORRIENTES	12,236,272,000
B-RECURSOS DE CAPITAL	118,624,455,000
3605 FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
A-INGRESOS CORRIENTES	64,999,000,000
B-RECURSOS DE CAPITAL	24,091,000,000
3606 INSTITUTO NACIONAL DE SALUD (INS)	
A-INGRESOS CORRIENTES	2,288,700,000
B-RECURSOS DE CAPITAL	1,036,134,880
3607 INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
A-INGRESOS CORRIENTES	723,251,000
B-RECURSOS DE CAPITAL	199,467,116,318
C-CONTRIBUCIONES PARAFISCALES	3,003,624,000,000
3608 SUPERINTENDENCIA NACIONAL DE SALUD	
A-INGRESOS CORRIENTES	55,462,580,000
B-RECURSOS DE CAPITAL	22,480,000,000
3609 INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
A-INGRESOS CORRIENTES	81,221,128,809
B-RECURSOS DE CAPITAL	63,237,600,000
3610 UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD – CRES	
A-INGRESOS CORRIENTES	15,833,920,000
3801 COMISION NACIONAL DEL SERVICIO CIVIL	
A-INGRESOS CORRIENTES	35,457,300,000
B-RECURSOS DE CAPITAL	3,424,900,000
III - TOTAL INGRESOS	**165,276,318,002,513**

CAPÍTULO II
RECURSOS SUBCUENTA DE SOLIDARIDAD DEL FOSYGA

ARTÍCULO 2o. Se estima la cuantía de los recursos de la Subcuenta de Solidaridad del Fondo de Solidaridad y Garantía – FOSYGA para la vigencia fiscal de 2012 en la suma de DOS BILLONES DOSCIENTOS SESENTA Y CUATRO MIL SETECIENTOS MILLONES DE PESOS MONEDA LEGAL ($2,264,700,000,000).

SEGUNDA PARTE

ARTÍCULO 3o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2012 una suma por valor de: CIENTO SESENTA Y CINCO BILLONES DOSCIENTOS SETENTA Y SEIS MIL TRESCIENTOS DIECIOCHO MILLONES DOS MIL QUINIENTOS TRECE PESOS MONEDA LEGAL ($165,276,318,002,513), según el detalle que se encuentra a continuación:

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 0101

CONGRESO DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**361,936,160,401**		**361,936,160,401**
C. PRESUPUESTO DE INVERSION			**48,806,053,303**		**48,806,053,303**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	861,183,000		861,183,000
	1000	INTERSUBSECTORIAL GOBIERNO	861,183,000		861,183,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	46,744,870,303		46,744,870,303
	1000	INTERSUBSECTORIAL GOBIERNO	46,295,085,952		46,295,085,952
	1100	INTERSUBSECTORIAL AGROPECUARIO	449,784,351		449,784,351
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	1,200,000,000		1,200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,200,000,000		1,200,000,000
TOTAL PRESUPUESTO SECCION			**410,742,213,704**		**410,742,213,704**

SECCION: 0201

PRESIDENCIA DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**266,047,737,144**		**266,047,737,144**
C. PRESUPUESTO DE INVERSION			**115,872,040,568**		**115,872,040,568**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,500,000,000		8,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,500,000,000		8,500,000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	6,000,000,000		6,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	99,348,388,383		99,348,388,383
	1000	INTERSUBSECTORIAL GOBIERNO	96,848,388,383		96,848,388,383
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	2,500,000,000		2,500,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,023,652,185		2,023,652,185
	1000	INTERSUBSECTORIAL GOBIERNO	2,023,652,185		2,023,652,185
TOTAL PRESUPUESTO SECCION			**381,919,777,712**		**381,919,777,712**

SECCION: 0210

AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**896,988,787,827**	**58,099,551,960**	**955,088,339,787**
C. PRESUPUESTO DE INVERSION			**3,234,082,000,000**	**133,784,000,000**	**3,367,866,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	332,500,000,000		332,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	332,500,000,000		332,500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	21,500,000,000		21,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRÍCOLA	15,500,000,000		15,500,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,817,082,000,000		2,817,082,000,000
	1507	ATENCIÓN A POBLACIÓN VULNERABLE O EXCLUIDA	2,817,082,000,000		2,817,082,000,000
420		ESTUDIOS DE PREINVERSION	8,000,000,000		8,000,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	8,000,000,000		8,000,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	19,500,000,000		19,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,000,000,000		10,000,000,000
	1507	ATENCIÓN A POBLACIÓN VULNERABLE O EXCLUIDA	9,500,000,000		9,500,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	35,500,000,000	133,784,000,000	169,284,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	35,500,000,000	133,784,000,000	169,284,000,000
TOTAL PRESUPUESTO SECCION			**4,131,070,787,827**	**191,883,551,960**	**4,322,954,339,787**

SECCION: 0301

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**46,971,342,082**		**46,971,342,082**
C. PRESUPUESTO DE INVERSION			**162,632,327,799**		**162,632,327,799**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,300,000,000		1,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,300,000,000		1,300,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,439,878,595		2,439,878,595
	1000	INTERSUBSECTORIAL GOBIERNO	2,439,878,595		2,439,878,595
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	4,558,456,589		4,558,456,589
	1000	INTERSUBSECTORIAL GOBIERNO	4,558,456,589		4,558,456,589
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	149,678,992,615		149,678,992,615
	1000	INTERSUBSECTORIAL GOBIERNO	149,678,992,615		149,678,992,615
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	3,655,000,000		3,655,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,655,000,000		3,655,000,000
TOTAL PRESUPUESTO SECCION			**209,603,669,881**		**209,603,669,881**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**54,620,596,755**	**54,620,596,755**
C. PRESUPUESTO DE INVERSION				**30,052,310,000**	**30,052,310,000**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,050,000,000	1,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,050,000,000	1,050,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,767,000,000	1,767,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,767,000,000	1,767,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO		27,235,310,000	27,235,310,000
	1000	INTERSUBSECTORIAL GOBIERNO		27,235,310,000	27,235,310,000
TOTAL PRESUPUESTO SECCION				**84,672,906,755**	**84,672,906,755**

SECCION: 0325

FONDO NACIONAL DE REGALIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**3,242,754,190**		**3,242,754,190**
C. PRESUPUESTO DE INVERSION			**823,517,000,000**		**823,517,000,000**
630		TRANSFERENCIAS	823,517,000,000		823,517,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	823,517,000,000		823,517,000,000
TOTAL PRESUPUESTO SECCION			**826,759,754,190**		**826,759,754,190**

SECCION: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**50,067,520,275**		**50,067,520,275**
C. PRESUPUESTO DE INVERSION			**81,851,203,596**		**81,851,203,596**
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	81,851,203,596		81,851,203,596
	1003	PLANIFICACIÓN Y ESTADÍSTICA	81,851,203,596		81,851,203,596
TOTAL PRESUPUESTO SECCION			**131,918,723,871**		**131,918,723,871**

SECCION: 0402

FONDO ROTATORIO DEL DANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**20,788,642**	**4,700,894,478**	**4,721,683,120**
C. PRESUPUESTO DE INVERSION				**8,455,005,522**	**8,455,005,522**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,000,000,000	2,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,000,000,000	2,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		6.455,005,522	6,455,005,522
	1000	INTERSUBSECTORIAL GOBIERNO		6,455,005,522	6,455,005,522
TOTAL PRESUPUESTO SECCION			**20,788,642**	**13,155,900,000**	**13,176,688,642**

SECCION: 0403

INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**57,360,895,632**	**3,455,159,327**	**60,816,054,959**
C. PRESUPUESTO DE INVERSION			**64,694,833,619**	**32,000,000,000**	**96,694,833,619**
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	2,300,000,000	27,000,000	2,327,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2.300,000,000	27,000,000	2,327,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4.592,731,707	400,000,000	4,992,731,707
	1000	INTERSUBSECTORIAL GOBIERNO	4,592,731,707	400,000,000	4,992,731,707
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA		400,000,000	400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		400,000,000	400,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1.658,023,255	65,000.000	1,723,023,255
	1000	INTERSUBSECTORIAL GOBIERNO	1,658.023,255	65,000,000	1,723,023,255
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,545,798,696	540,000,000	3,085,798,696
	1000	INTERSUBSECTORIAL GOBIERNO	2,545,798,696	540,000,000	3,085,798,696
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	49.778,279,961	29.405,000,000	79,183,279,961
	1003	PLANIFICACIÓN Y ESTADÍSTICA	49,778,279,961	29,405,000,000	79,183,279,961
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	3.820,000.000	1,163,000,000	4,983.000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,820,000,000	1,163,000,000	4,983,000,000
TOTAL PRESUPUESTO SECCION			**122,055,729,251**	**35,455,159,327**	**157,510,888,578**

SECCION: 0501

DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**10,149,926,000**		**10.149,926,000**
C. PRESUPUESTO DE INVERSION			**5,500,000,000**		**5,500,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	800,000,000		800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	800,000,000		800.000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1.000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1.000,000,000		1,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	3,700,000,000		3,700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,700,000,000		3,700,000,000
TOTAL PRESUPUESTO SECCION			**15,649,926,000**		**15,649,926,000**

SECCION: 0503

ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**35,893,400,000**	**35,893,400,000**
C. PRESUPUESTO DE INVERSION				**82,329,390,000**	**82,329,390,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		12,000,000,000	12,000,000,000
	705	EDUCACION SUPERIOR		12,000,000,000	12,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		3,000,000,000	3,000,000,000
	705	EDUCACION SUPERIOR		3,000,000,000	3,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		318,000,000	318,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		318,000,000	318,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		4,000,000,000	4,000,000,000
	705	EDUCACION SUPERIOR		4,000,000,000	4,000,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO		26,195,000,000	26,195,000,000
	700	INTERSUBSECTORIAL EDUCACION		4,670,000,000	4,670,000,000
	705	EDUCACIÓN SUPERIOR		13,250,000,000	13,250,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,275,000,000	8,275,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO		36,816,390,000	36,816,390,000
	705	EDUCACION SUPERIOR		22,419,907,000	22,419,907,000
	1000	INTERSUBSECTORIAL GOBIERNO		14,396,483,000	14,396,483,000
TOTAL PRESUPUESTO SECCION				**118,222,790,000**	**118,222,790,000**

SECCION: 0601

DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**272,709,076,000**		**272,709,076,000**
TOTAL PRESUPUESTO SECCION			**272,709,076,000**		**272,709,076,000**

SECCION: 0602

FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**16,464,550,000**	**30,859,548,000**	**47,324,098,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**40,000,000,000**	**10,000,000,000**	**50,000,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,000,000,000		9,000,000,000
	104	DEFENSA NACIONAL	9,000,000,000		9,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,000,000,000		2,000,000,000
	104	DEFENSA NACIONAL	2,000,000,000		2,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	12,000,000,000		12,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	12,000,000,000		12,000,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	7,000,000,000		7,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	7,000,000,000		7,000,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	3,000,000,000	10,000,000,000	13,000,000,000
	104	DEFENSA NACIONAL	3,000,000,000	10,000,000,000	13,000,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	3,500,000,000		3,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,500,000,000		3,500,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	3,500,000,000		3,500,000,000
	104	DEFENSA NACIONAL	3,500,000,000		3,500,000,000
TOTAL PRESUPUESTO SECCION			**56,464,550,000**	**40,859,548,000**	**97,324,098,000**

SECCION: 0901

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**5,154,799,427**		**5,154,799,427**
C. PRESUPUESTO DE INVERSION			**4,656,680,001**		**4,656,680,001**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	482,739,545		482,739,545
	1701	FORMAS ASOCIATIVAS Y COOPERATIVAS	482,739,545		482,739,545
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,976,696,161		2,976,696,161
	1701	FORMAS ASOCIATIVAS Y COOPERATIVAS	2,976,696,161		2,976,696,161
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	280,633,306		280,633,306
	1701	FORMAS ASOCIATIVAS Y COOPERATIVAS	280,633,306		280,633,306
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	916,610,989		916,610,989
	1701	FORMAS ASOCIATIVAS Y COOPERATIVAS	916,610,989		916,610,989
TOTAL PRESUPUESTO SECCION			**9,811,479,428**		**9,811,479,428**

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**226,965,457,533**		**226,965,457,533**
TOTAL PRESUPUESTO SECCION			**226,965,457,533**		**226,965,457,533**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**115,142,942,433**	**166,224,328,177**	**281,367,270,610**
C. PRESUPUESTO DE INVERSION			**4,000,000,000**	**56,329,300,000**	**60,329,300,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		22,500,000,000	22,500,000,000
	1002	RELACIONES EXTERIORES		22,500,000,000	22,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		17,850,300,000	17,850,300,000
	1002	RELACIONES EXTERIORES		17,850,300,000	17,850,300,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA		6,500,000,000	6,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		6,500,000,000	6,500,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	2,000,000,000		2,000,000,000
	1002	RELACIONES EXTERIORES	2,000,000,000		2,000,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	1,000,000,000	6,379,000,000	7,379,000,000
	1002	RELACIONES EXTERIORES	1,000,000,000	6,379,000,000	7,379,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,000,000,000	100,000,000	1,100,000,000
	1002	RELACIONES EXTERIORES	1,000,000,000	100,000,000	1,100,000,000
670		APOYO		3,000,000,000	3,000,000,000
	1002	RELACIONES EXTERIORES		3,000,000,000	3,000,000,000
TOTAL PRESUPUESTO SECCION			**119,142,942,433**	**222,553,628,177**	**341,696,570,610**

SECCION: 1201

MINISTERIO DE JUSTICIA Y DEL DERECHO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**38,840,414,415**		**38,840,414,415**
C. PRESUPUESTO DE INVERSION			**74,673,952,008**		**74,673,952,008**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,970,349,409		3,970,349,409
	802	SISTEMA PENITENCIARIO Y CARCELARIO	3,970,349,409		3,970,349,409
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	677,567,052		677,567,052
	800	INTERSUBSECTORIAL JUSTICIA	515,356,128		515,356,128
	1000	INTERSUBSECTORIAL GOBIERNO	162,210,924		162,210,924
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,583,304,379		6,583,304,379
	800	INTERSUBSECTORIAL JUSTICIA	6,583,304,379		6,583,304,379
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	698,723,457		698,723,457
	800	INTERSUBSECTORIAL JUSTICIA	698,723,457		698,723,457
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	60,820,709,482		60,820,709,482
	800	INTERSUBSECTORIAL JUSTICIA	35,455,874,712		35,455,874,712

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	802	SISTEMA PENITENCIARIO Y CARCELARIO	25,364,834,770		25,364,834,770
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	106,298,250		106,298,250
	800	INTERSUBSECTORIAL JUSTICIA	32,344,980		32,344,980
	1000	INTERSUBSECTORIAL GOBIERNO	73,953,270		73,953,270
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,816,999,979		1,816,999,979
	1000	INTERSUBSECTORIAL GOBIERNO	1,816,999,979		1,816,999,979
TOTAL PRESUPUESTO SECCION			**113,514,366,423**		**113,514,366,423**

SECCION: 1204

SUPERINTENDENCIA DE NOTARIADO Y REGISTRO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**286,591,389,679**	**286,591,389,679**
C. PRESUPUESTO DE INVERSION				**266,965,383,098**	**266,965,383,098**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		16,560,476,665	16,560,476,665
	800	INTERSUBSECTORIAL JUSTICIA		14,560,476,665	14,560,476,665
	803	ADMINISTRACION DE JUSTICIA		2,000,000,000	2,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		43,339,779,264	43,339,779,264
	800	INTERSUBSECTORIAL JUSTICIA		43,339,779,264	43,339,779,264
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACION PARA PROCESAMIENTO		24,197,249,069	24,197,249,069
	800	INTERSUBSECTORIAL JUSTICIA		24,197,249,069	24,197,249,069
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO		14.730,000,000	14,730,000,000
	800	INTERSUBSECTORIAL JUSTICIA		14,730,000,000	14,730,000,000
630		TRANSFERENCIAS		168,137,878,100	168,137,878,100
	803	ADMINISTRACION DE JUSTICIA		168,137,878,100	168,137,878,100
TOTAL PRESUPUESTO SECCION				**553,556,772,777**	**553,556,772,777**

SECCION: 1208

INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,052,938,980,676**	**107,235,549,275**	**1,160,174,529,951**
C. PRESUPUESTO DE INVERSION			**42,000,000,000**		**42,000,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	34,996,200,420		34,996,200,420
	802	SISTEMA PENITENCIARIO Y CARCELARIO	34,996,200,420		34,996,200,420
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	4,332,000,000		4,332,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	4,332,000,000		4,332,000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	2,000,000,000		2,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	2,000,000,000		2,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	271,799,580		271,799,580
	802	SISTEMA PENITENCIARIO Y CARCELARIO	271,799,580		271,799,580
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			1,094,938,980,676	107,235,549,275	1,202,174,529,951

SECCION: 1209

DIRECCIÓN NACIONAL DE ESTUPEFACIENTES EN LIQUIDACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				91,911,391,878	91,911,391,878
C. PRESUPUESTO DE INVERSION				7,500,000,000	7,500,000,000
630		TRANSFERENCIAS		7,500,000,000	7,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		7,500,000,000	7,500,000,000
TOTAL PRESUPUESTO SECCION				99,411,391,878	99,411,391,878

SECCION: 1301

MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			7,865,932,303,466		7,865,932,303,466
C. PRESUPUESTO DE INVERSION			1,438,924,000,000		1,438,924,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	18,787,891,761		18,787,891,761
	1000	INTERSUBSECTORIAL GOBIERNO	18,787,891,761		18,787,891,761
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,400,000,000		1,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,400,000,000		1,400,000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	27,722,530,934		27,722,530,934
	1000	INTERSUBSECTORIAL GOBIERNO	27,722,530,934		27,722,530,934
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	1,380,000,000		1,380,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,380,000,000		1,380,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	41,856,279,942		41,856,279,942
	1000	INTERSUBSECTORIAL GOBIERNO	41,856,279,942		41,856,279,942
610		CREDITOS	23,000,000,000		23,000,000,000
	304	SERVICIOS INTEGRALES DE SALUD	23,000,000,000		23,000,000,000
630		TRANSFERENCIAS	1,324,777,297,363		1,324,777,297,363
	600	INTERSUBSECTORIAL TRANSPORTE	866,186,889,921		866,186,889,921
	1000	INTERSUBSECTORIAL GOBIERNO	458,590,407,442		458,590,407,442
TOTAL PRESUPUESTO SECCION			9,304,856,303,466		9,304,856,303,466

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1308			
		UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION			
		A. PRESUPUESTO DE FUNCIONAMIENTO	9,473,095,916		9,473,095,916
		C. PRESUPUESTO DE INVERSION	4,500,000,000		4,500,000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	3,700,000,000		3,700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,700,000,000		3,700,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	800,000,000		800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	800,000,000		800,000,000
		TOTAL PRESUPUESTO SECCION	13,973,095,916		13,973,095,916
		SECCION: 1309			
		SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO		8,344,964,941	8,344,964,941
		C. PRESUPUESTO DE INVERSIÓN		3,153,750,000	3,153,750,000
223		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		780,000,000	780,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		780,000,000	780,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO		161,750,000	161,750,000
	1000	INTERSUBSECTORIAL GOBIERNO		161,750,000	161,750,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO		2,212,000,000	2,212,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,212,000,000	2,212,000,000
		TOTAL PRESUPUESTO SECCION		11,498,714,941	11,498,714,941
		SECCION: 1310			
		UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	884,355,794,693	55,917,000,000	940,272,794,693
		C. PRESUPUESTO DE INVERSION	221,557,725,717		221,557,725,717
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	517,000,000		517,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	517,000,000		517,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,902,250,000		1,902,250,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,902,250,000		1,902,250,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	219,138,475,717		219,138,475,717
	1000	INTERSUBSECTORIAL GOBIERNO	219,138,475,717		219,138,475,717
		TOTAL PRESUPUESTO SECCION	1,105,913,520,410	55,917,000,000	1,161,830,520,410

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1312			
		UNIDAD DE INFORMACION Y ANALISIS FINANCIERO			
A. PRESUPUESTO DE FUNCIONAMIENTO			**11,604,780,721**		**11,604,780,721**
TOTAL PRESUPUESTO SECCION			**11,604,780,721**		**11,604,780,721**
		SECCION: 1313			
		SUPERINTENDENCIA FINANCIERA DE COLOMBIA			
A. PRESUPUESTO DE FUNCIONAMIENTO				**130,197,590,785**	**130,197,590,785**
C. PRESUPUESTO DE INVERSION				**14,081,265,000**	**14,081,265,000**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,534,166,000	1,534,166,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,534,166,000	1,534,166,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		9,508,115,000	9,508,115,000
	1000	INTERSUBSECTORIAL GOBIERNO		9,508,115,000	9,508,115,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,008,422,000	1,008,422,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,008,422,000	1,008,422,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,935,000,000	1,935,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,935,000,000	1,935,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		47,781,000	47,781,000
	1000	INTERSUBSECTORIAL GOBIERNO		47,781,000	47,781,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO		47,781,000	47,781,000
	1000	INTERSUBSECTORIAL GOBIERNO		47,781,000	47,781,000
TOTAL PRESUPUESTO SECCION				**144,278,855,785**	**144,278,855,785**
		SECCION: 1314			
		UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCIÓN SOCIAL - UGPPP			
A. PRESUPUESTO DE FUNCIONAMIENTO			**164,159,382,795**		**164,159,382,795**
C. PRESUPUESTO DE INVERSION			**12,650,000,000**		**12,650,000,000**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	400,000,000		400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	12,250,000,000		12,250,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	12,250,000,000		12,250,000,000
TOTAL PRESUPUESTO SECCION			**176,809,382,795**		**176,809,382,795**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1215			
		FONDO ADAPTACION			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**20,300,000,000**		**20,300,000,000**
		C. PRESUPUESTO DE INVERSION	**1,007,200,000,000**		**1,007,200,000,000**
630		TRANSFERENCIAS	1,007,200,000,000		1,007,200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,007,200,000,000		1,007,200,000,000
		TOTAL PRESUPUESTO SECCION	**1,027,500,000,000**		**1,027,500,000,000**
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	**38,367,102,384,335**		**38,367,102,384,335**
		TOTAL PRESUPUESTO SECCION	**38,367,102,384,335**		**38,367,102,384,335**
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**9,517,777,870,274**		**9,517,777,870,274**
		C. PRESUPUESTO DE INVERSION	**1,517,741,505,793**		**1,517,741,505,793**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	185,631,525,810		185,631,525,810
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	159,467,332,435		159,467,332,435
	101	DEFENSA Y SEGURIDAD INTERNA	14,000,000,000		14,000,000,000
	300	INTERSUBSECTORIAL SALUD	5,000,000,000		5,000,000,000
	607	TRANSPORTE MARITIMO	750,000,000		750,000,000
	1203	SANEAMIENTO BÁSICO	1,000,000,000		1,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	5,414,193,375		5,414,193,375
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	18,938,000,000		18,938,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	7,700,000,000		7,700,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	8,000,000,000		8,000,000,000
	104	DEFENSA NACIONAL	3,238,000,000		3,238,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	24,782,334,289		24,782,334,289
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	6,960,000,000		6,960,000,000
	104	DEFENSA NACIONAL	13,922,334,289		13,922,334,289
	1201	ACUEDUCTO Y ALCANTARILLADO	3,900,000,000		3,900,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	2,000,000,000		2,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,000,000,000		2,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	534,147,602,372		534,147,602,372
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	509,243,936,170		509,243,936,170

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	101	DEFENSA Y SEGURIDAD INTERNA	4,328,000,000		4,328,000,000
	102	DEFENSA Y SEGURIDAD EXTERNA	7,827,000,000		7,827,000,000
	300	INTERSUBSECTORIAL SALUD	12,748,666,202		12,748,666,202
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	137,224,543,407		137,224,543,407
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	40,325,543,407		40,325,543,407
	101	DEFENSA Y SEGURIDAD INTERNA	96,899,000,000		96,899,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	547,572,000,000		547,572,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	427,842,000,000		427,842,000,000
	104	DEFENSA NACIONAL	114,278,000,000		114,278,000,000
	300	INTERSUBSECTORIAL SALUD	5,452,000,000		5,452,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,100,000,000		1,100,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,100,000,000		1,100,000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	4,100,499,915		4,100,499,915
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	400,499,915		400,499,915
	104	DEFENSA NACIONAL	3,700,000,000		3,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	10,000,000,000		10,000,000,000
	104	DEFENSA NACIONAL	10,000,000,000		10,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,300,000,000		1,300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,300,000,000		1,300,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	50,945,000,000		50,945,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,400,000,000		3,400,000,000
	104	DEFENSA NACIONAL	2,545,000,000		2,545,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	45,000,000,000		45,000,000,000
TOTAL PRESUPUESTO SECCION			**11,035,519,376,067**		**11,035,519,376,067**

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,465,507,034,000**	**200,761,361,405**	**1,666,268,395,405**
C. PRESUPUESTO DE INVERSION				**13,244,000,000**	**13,244,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		12,789,801,374	12,789,801,374
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		12,789,801,374	12,789,801,374
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		454,198,626	454,198,626
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		454.198,626	454.198,626
TOTAL PRESUPUESTO SECCION			**1,465,507,034,000**	**214,005,361,405**	**1,679,512,395,405**

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		20,070,116,200	20,070,116,200
		C. PRESUPUESTO DE INVERSION	10,000,000,000	14,670,000,000	24,670,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000	11,070,000,000	21,070,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	10,000,000,000	11,000,000,000	21,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL		70,000,000	70,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,600,000,000	3,600,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL		3,600,000,000	3,600,000,000
		TOTAL PRESUPUESTO SECCION	10,000,000,000	34,740,116,200	44,740,116,200

SECCION: 1508

DEFENSA CIVIL COLOMBIANA GUILLERMO LEÓN VALENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	17,893,323,374	2,800,776,000	20,694,099,374
		C. PRESUPUESTO DE INVERSION	1,097,216,373		1,097,216,373
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	900,000,000		900,000,000
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	900,000,000		900,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	197,216,373		197,216,373
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	197,216,373		197,216,373
		TOTAL PRESUPUESTO SECCION	18,990,539,747	2,800,776,000	21,791,315,747

SECCION: 1510

CLUB MILITAR DE OFICIALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		33,423,809,654	33,423,809,654
		TOTAL PRESUPUESTO SECCION		33,423,809,654	33,423,809,654

SECCION: 1511

CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,919,183,846,000	183,291,949,455	2,102,475,795,455
		C. PRESUPUESTO DE INVERSION		1,726,000,000	1,726,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR		1,726,000,000	1,726,000,000
	104	DEFENSA NACIONAL		1,726,000,000	1,726,000,000
		TOTAL PRESUPUESTO SECCION	1,919,183,846,000	185,017,949,455	2,104,201,795,455

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 1512

FONDO ROTATORIO DE LA POLICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**299,048,174,000**	**299,048,174,000**
C. PRESUPUESTO DE INVERSION				**20,020,000,000**	**20,020,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,000,000,000	7,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL		7,000,000,000	7,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		8,370,000,000	8,370,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		8,370,000,000	8,370,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		3,500,000,000	3,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,500,000,000	3,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		250,000,000	250,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		250,000,000	250,000,000
420		ESTUDIOS DE PREINVERSION		900,000,000	900,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		900,000,000	900,000,000
TOTAL PRESUPUESTO SECCION				**319,068,174,000**	**319,068,174,000**

SECCION: 1516

SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**9,632,576,473**	**9,632,576,473**
C. PRESUPUESTO DE INVERSION				**2,472,400,000**	**2,472,400,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,500,000,000	1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,500,000,000	1,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		972,400,000	972,400,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		972,400,000	972,400,000
TOTAL PRESUPUESTO SECCION				**12,104,976,473**	**12,104,976,473**

SECCION: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**15,900,000,000**	**178,741,159,000**	**194,641,159,000**
C. PRESUPUESTO DE INVERSION			**16,307,084,009**		**16,307,084,009**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,443,000,000		12,443,000,000
	104	DEFENSA NACIONAL	12,443,000,000		12,443,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,369,084,009		2,369,084,009
	300	INTERSUBSECTORIAL SALUD	2,369,084,009		2,369,084,009

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	1,495,000,000		1,495,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,300,000,000		1,300,000,000
	104	DEFENSA NACIONAL	195,000,000		195,000,000
TOTAL PRESUPUESTO SECCION			[illegible]207,084,009	178,741,159,000	210,948,243,009

SECCIÓN: [illegible]

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				993,014,866,335	993,014,866,335
C. PRESUPUESTO DE INVERSION				16,935,000,000	16,935,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		10,000,000,000	10,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		10,000,000,000	10,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		4,100,000,000	4,100,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,100,000,000	4,100,000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA		2,835,000,000	2,835,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,835,000,000	2,835,000,000
TOTAL PRESUPUESTO SECCION				1,009,949,866,335	1,009,949,866,335

SECCION: [illegible]

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			6,352,278,581,073		6,352,278,581,073
C. PRESUPUESTO DE INVERSION			299,854,193,825		299,854,193,825
[illegible]		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	172,554,193,825		172,554,193,825
	101	DEFENSA Y SEGURIDAD INTERNA	30,954,193,825		30,954,193,825
	104	DEFENSA NACIONAL	141,600,000,000		141,600,000,000
[illegible]		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,300,000,000		6,300,000,000
	104	DEFENSA NACIONAL	6,300,000,000		6,300,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,000,000,000		2,000,000,000
	104	DEFENSA NACIONAL	2,000,000,000		2,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	64,000,000,000		64,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	64,000,000,000		64,000,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	55,000,000,000		55,000,000,000
	104	DEFENSA NACIONAL	50,000,000,000		50,000,000,000
	300	INTERSUBSECTORIAL SALUD	5,000,000,000		5,000,000,000
TOTAL PRESUPUESTO SECCION			6,652,132,774,898		6,652,132,774,898

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1701			
		MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			**170,502,000,000**		**170,502,000,000**
C. PRESUPUESTO DE INVERSION			**1,139,377,071,470**		**1,139,377,071,470**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	5,000,000,000		5,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	5,000,000,000		5,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	6,700,000,000		6,700,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	6,700,000,000		6,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	71,000,000,000		71,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	71,000,000,000		71,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	5,475,436,800		5,475,436,800
	1100	INTERSUBSECTORIAL AGROPECUARIO	5,475,436,800		5,475,436,800
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	61,000,000,000		61,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	61,000,000,000		61,000,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	12,000,000,000		12,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	12,000,000,000		12,000,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	602,201,634,670		602,201,634,670
	1100	INTERSUBSECTORIAL AGROPECUARIO	532,701,634,670		532,701,634,670
	1104	PESCA Y ACUICULTURA	2,500,000,000		2,500,000,000
	1106	COMERCIALIZACIÓN	67,000,000,000		67,000,000,000
610		CREDITOS	60,000,000,000		60,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	60,000,000,000		60,000,000,000
620		SUBSIDIOS	306,000,000,000		306,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	138,000,000,000		138,000,000,000
	1401	SOLUCIONES DE VIVIENDA RURAL	168,000,000,000		168,000,000,000
630		TRANSFERENCIAS	10,000,000,000		10,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	10,000,000,000		10,000,000,000
TOTAL PRESUPUESTO SECCION			**1,309,879,071,470**		**1,309,879,071,470**
		SECCION: 1702			
		INSTITUTO COLOMBIANO AGROPECUARIO (ICA)			
A. PRESUPUESTO DE FUNCIONAMIENTO			**69,910,230,000**	**3,231,936,000**	**73,142,166,000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			**232,000,000**		**232,000,000**

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**66.151,991,096**	**46,992.000,000**	**113,143,991,096**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		10,943,750,000	10,943,750,000
	1100	INTERSUBSECTORIAL AGROPECUARIO		10,943,750,000	10,943,750,000
410		INVESTIGACION BASICA APLICADA Y ESTUDIOS	4.635,000,000		4,635,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,635,000,000		4,635,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	61,516,991,096	36,048,250,000	97,565,241,096
	1108	SANIDAD AGROPECUARIA	61,516,991,096	36,048,250,000	97,565,241,096
TOTAL PRESUPUESTO SECCION			**136,294,221,096**	**50,223,936,000**	**186,518,157,096**

SECCION: 1713

INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**64,441,032,000**	**5,242,906,000**	**69,683,938,000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			**50,000,000**		**50,000,000**
C. PRESUPUESTO DE INVERSION			**424.538,000,000**	**6,936,094,000**	**431,474,094,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	60,000,000,000		60,000,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	60,000,000,000		60,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	88.680,000,000	3,000,000,000	91,680,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	34.320,000,000		34,320,000,000
	1107	TIERRAS	54.360,000,000	3,000,000,000	57,360,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10.248,000,000	1,360,650,000	11,608,650,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	10,248,000,000	1,360 650,000	11,608.650,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	3,500,000,000		3,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3.500,000,000		3,500.000,000
310		DIVULGACION. ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,000,000,000		6,000.000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	6,000,000,000		6,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	79.000,000,000		79,000.000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	79.000,000,000		79,000,000,000
420		ESTUDIOS DE PREINVERSION	8,000,000,000		8,000,000,000
	1101	PRODUCCIÓN Y APROVECHAMIENTO AGRICOLA	8,000,000,000		8,000,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	11,491,000,000	2,575,444,000	14,066,444,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,560,000,000		3,560,000,000
	1104	PESCA Y ACUICULTURA	7,931,000,000	2,575,444,000	10,506,444,000
620		SUBSIDIOS	157,619,000,000		157,619,000,000
	1107	TIERRAS	157,619,000,000		157,619,000,000
TOTAL PRESUPUESTO SECCION			**489.029,032,000**	**12,179,000,000**	**501,208,032,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 2101

MINISTERIO DE MINAS Y ENERGIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**50,725,897,000**		**50,725,897,000**
C. PRESUPUESTO DE INVERSION			**2,012,818,000,000**		**2,012,818,000,000**
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	400,000,000		400,000,000
	500	INTERSUBSECTORIAL ENERGIA	400,000,000		400,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,133,000,000		1,133,000,000
	507	TRANSMISIÓN Y DISTRIBUCIÓN DE ENERGÍA	1,133,000,000		1,133,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,087,000,000		1,087,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,087,000,000		1,087,000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	2,957,000,000		2,957,000,000
	500	INTERSUBSECTORIAL ENERGÍA	2,957,000,000		2,957,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,992,000,000		4,992,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	3,105,000,000		3,105,000,000
	501	GENERACION ELECTRICA	500,000,000		500,000,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES	120,000,000		120,000,000
	1801	MINERÍA NO ENERGÉTICA	1,267,000,000		1,267,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	6,253,000,000		6,253,000,000
	500	INTERSUBSECTORIAL ENERGIA	6,253,000,000		6,253,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	4,747,000,000		4,747,000,000
	1801	MINERÍA NO ENERGÉTICA	4,747,000,000		4,747,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	1,324,000,000		1,324,000,000
	507	TRANSMISIÓN Y DISTRIBUCIÓN DE ENERGÍA	600,000,000		600,000,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES	724,000,000		724,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	26,681,000,000		26,681,000,000
	500	INTERSUBSECTORIAL ENERGIA	15,542,000,000		15,542,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	11,139,000,000		11,139,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	1801	MINERÍA NO ENERGÉTICA	300,000,000		300,000,000
620		SUBSIDIOS	1,501,347,000,000		1,501,347,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,459,347,000,000		1,459,347,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	42,000,000,000		42,000,000,000
630		TRANSFERENCIAS	461,597,000,000		461,597,000,000
	500	INTERSUBSECTORIAL ENERGIA	461,597,000,000		461,597,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			**2,063,543,897,000**		**2,063,543,897,000**

SECCION: 2103

INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**33,116,662,000**	**33,116,662,000**
C. PRESUPUESTO DE INVERSION			**6,000,000,000**	**333,000,000,000**	**339,000,000,000**
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	6,000,000,000	7,950,000,000	13,950,000,000
	500	INTERSUBSECTORIAL ENERGÍA		7,950,000,000	7,950,000,000
	1801	MINERÍA NO ENERGÉTICA	6,000,000,000		6,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		322,990,000,000	322,990,000,000
	505	GENERACIÓN DE ENERGÍA NO CONVENCIONAL		556,000,000	556,000,000
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS		1,595,000,000	1,595,000,000
	1801	MINERIA NO ENERGÉTICA		320,839,000,000	320,839,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO		2,060,000,000	2,060,000,000
	1801	MINERÍA NO ENERGÉTICA		2,060,000,000	2,060,000,000
TOTAL PRESUPUESTO SECCION			**6,000,000,000**	**366,116,662,000**	**372,116,662,000**

SECCION: 2109

UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**5,330,200,000**	**5,330,200,000**
C. PRESUPUESTO DE INVERSION				**31,950,000,000**	**31,950,000,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,000,000,000	5,000,000,000
	500	INTERSUBSECTORIAL ENERGIA		5,000,000,000	5,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		2,450,000,000	2,450,000,000
	500	INTERSUBSECTORIAL ENERGIA		2,450,000,000	2,450,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		8,250,000,000	8,250,000,000
	1801	MINERÍA NO ENERGÈTICA		8,250,000,000	8,250,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO		16,250,000,000	16,250,000,000
	500	INTERSUBSECTORIAL ENERGIA		12,450,000,000	12,450,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,800,000,000	3,800,000,000
TOTAL PRESUPUESTO SECCION				**37,280,200,000**	**37,280,200,000**

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**12,849,200,000**	**6,738,200,000**	**19,587,400,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**4.000,000,000**	**15.648,800,000**	**19,648,800,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3.000,000,000	3,000,000,000
	500	INTERSUBSECTORIAL ENERGIA		3,000,000,000	3,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,000,000,000	12,648,800,000	16,648,800,000
	500	INTERSUBSECTORIAL ENERGIA	4,000,000,000	12,648,800,000	16,648,800,000
TOTAL PRESUPUESTO SECCION			**16,849,200,000**	**22,387,000,000**	**39,236,200,000**

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**540,472,379,000**	**540,472,379,000**
C. PRESUPUESTO DE INVERSION				**399,000,000,000**	**399,000,000.000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		15.000,000 000	15,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		15,000,000,000	15,000,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR		7,500,000,000	7,500,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES		7,500,000,000	7,500.000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		5,000,000,000	5,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		5,000,000.000	5,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		371,500,000.000	371,500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		371,500,000.000	371,500,000,000
TOTAL PRESUPUESTO SECCION				**939,472,379,000**	**939,472,379,000**

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**21,857,211,274,670**		**21,857,211,274,670**
C. PRESUPUESTO DE INVERSION			**1,235,587,157,417**		**1,235,587,157,417**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	39,564,239,246		39,564,239,246
	700	INTERSUBSECTORIAL EDUCACION	39,564,239,246		39,564,239,246
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	236,964,401.451		236,964,401,451
	710	EDUCACIÓN PREESCOLAR, BÁSICA Y MEDIA	236,964,401.451		236,964,401,451
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	504,141,733,451		504,141,733,451
	700	INTERSUBSECTORIAL EDUCACION	369,082,254,577		369,082,254,577
	705	EDUCACION SUPERIOR	72,582,435,193		72,582,435,193
	710	EDUCACIÓN PREESCOLAR, BÁSICA Y MEDIA	62,477,043,681		62,477,043,681

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	16,091,800,587		16,091,800,587
	700	INTERSUBSECTORIAL EDUCACION	16,091,800,587		16,091,800,587
620		SUBSIDIOS	115,253,000,000		115,253,000,000
	705	EDUCACION SUPERIOR	114,484,000,000		114,484,000,000
	710	EDUCACIÓN PREESCOLAR, BÁSICA Y MEDIA	769,000,000		769,000,000
630		TRANSFERENCIAS	216,038,212,881		216,038,212,881
	705	EDUCACION SUPERIOR	216,038,212,881		216,038,212,881
640		INVERSIONES Y APORTES FINANCIEROS	107,533,769,801		107,533,769,801
	705	EDUCACION SUPERIOR	107,533,769,801		107,533,769,801
TOTAL PRESUPUESTO SECCION			**23,092,798,432,087**		**23,092,798,432,087**

SECCION: 2209

INSTITUTO NACIONAL PARA SORDOS (INSOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,575,177,213**	**56,088,696**	**2,631,265,909**
C. PRESUPUESTO DE INVERSION			**950,000,000**	**407,000,000**	**1,357,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	1506	ATENCIÓN A POBLACIONES CON DISCAPACIDAD	50,000,000		50,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	500,000,000	217,000,000	717,000,000
	1506	ATENCIÓN A POBLACIONES CON DISCAPACIDAD	500,000,000	217,000,000	717,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	250,000,000	190,000,000	440,000,000
	1506	ATENCIÓN A POBLACIONES CON DISCAPACIDAD	250,000,000	190,000,000	440,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	150,000,000		150,000,000
	700	INTERSUBSECTORIAL EDUCACION	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			**3,525,177,213**	**463,088,696**	**3,988,265,909**

SECCION: 2210

INSTITUTO NACIONAL PARA CIEGOS (INCI)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**3,714,294,295**	**86,727,861**	**3,801,022,156**
C. PRESUPUESTO DE INVERSION			**956,000,000**	**484,172,139**	**1,440,172,139**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	154,000,000	76,000,000	230,000,000
	1506	ATENCIÓN A POBLACIONES CON DISCAPACIDAD	154,000,000	76,000,000	230,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	802,000,000	408,172,139	1,210,172,139
	1506	ATENCIÓN A POBLACIONES CON DISCAPACIDAD	802,000,000	408,172,139	1,210,172,139
TOTAL PRESUPUESTO SECCION			**4,670,294,295**	**570,900,000**	**5,241,194,295**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 2234

INSTITUTO TECNICO CENTRAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			7,161,188,829	3,496,587,695	10,657,776,524
C. PRESUPUESTO DE INVERSICN			500,000,000	2,870,506,235	3,370,506,235
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	500,000,000	1,150,000,000	1,650,000,000
	700	INTERSUBSECTORIAL EDUCACION	500,000,000	1,150,000,000	1,650,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR		1,270,506,235	1,270,506,235
	700	INTERSUBSECTORIAL EDUCACIÓN		1,270,506,235	1,270,506,235
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		250,000,000	250,000,000
	700	INTERSUBSECTORIAL EDUCACION		250,000,000	250,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		200,000,000	200,000,000
	705	EDUCACION SUPERIOR		200,000,000	200,000,000
TOTAL PRESUPUESTO SECCION			7,661,188,829	6,367,093,930	14,028,282,759

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,113,442,068	407,800,000	1,521,242,068
C. PRESUPUESTO DE INVERSION			650,000,000	37,000,000	687,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	350,000,000	37,000,000	387,000,000
	705	EDUCACION SUPERIOR	350,000,000	37,000,000	387,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	300,000,000		300,000,000
	705	EDUCACION SUPERIOR	300,000,000		300,000,000
TOTAL PRESUPUESTO SECCION			1,763,442,068	444,800,000	2,208,242,068

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,760,268,082	906,249,805	2,666,517,887
C PRESUPUESTO DE INVERSION				1,648,850,195	1,648,850,195
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR		1,516,850,195	1,516,850,195
	705	EDUCACIÓN SUPERIOR		1,516,850,195	1,516,850,195
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		132,000,000	132,000,000
	705	EDUCACION SUPERIOR		132,000,000	132,000,000
TOTAL PRESUPUESTO SECCION			1,760,268,082	2,555,100,000	4,315,368,082

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2241			
		INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**4,770,222,147**	**3,241,300,000**	**8,011,522,147**
		C. PRESUPUESTO DE INVERSION	**257,000,000**	**263,347,977**	**520,347,977**
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	257,000,000	263,347,977	520,347,977
	705	EDUCACIÓN SUPERIOR	257,000,000	263,347,977	520,347,977
		TOTAL PRESUPUESTO SECCION	**5,027,222,147**	**3,504,647,977**	**8,531,870,124**
		SECCION: 2242			
		INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**2,325,734,624**	**1,178,133,136**	**3,503,867,760**
		C. PRESUPUESTO DE INVERSION	**1,000,000,000**	**287,116,568**	**1,287,116,568**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000	287,116,568	1,287,116,568
	705	EDUCACION SUPERIOR	1,000,000,000	287,116,568	1,287,116,568
		TOTAL PRESUPUESTO SECCION	**3,325,734,624**	**1,465,249,704**	**4,790,984,328**
		SECCION: 2301			
		MINISTERIO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**179,438,200,000**		**179,438,200,000**
		C. PRESUPUESTO DE INVERSION	**28,868,000,000**		**28,868,000,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	4,000,000,000		4,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	4,000,000,000		4,000,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	18,690,000,000		18,690,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	18,690,000,000		18,690,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	6,178,000,000		6,178,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	6,178,000,000		6,178,000,000
		TOTAL PRESUPUESTO SECCION	**208,306,200,000**		**208,306,200,000**
		SECCION: 2306			
		FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES			
		A. PRESUPUESTO DE FUNCIONAMIENTO		**479,426,100,000**	**479,426,100,000**
		C. PRESUPUESTO DE INVERSION	**7,323,000,000**	**940,439,100,000**	**947,762,100,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		13,668,000,000	13,668,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		13,668,000,000	13,668,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		2,000,000,000	2,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		2,000,000,000	2,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,200,000,000	1,200,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		1,200,000,000	1,200,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR		724,850,000,000	724,850,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		724,850,000,000	724,850,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	7,323,000,000	146,185,100,000	153,508,100,000
	202	PEQUENA Y MEDIANA INDUSTRIA		58,000,000,000	58,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	7,323,000,000	88.185,100,000	95,508,100,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		16,810,000,000	16,810,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		16,810,000,000	16,810,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO		3,276,000,000	3,276,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		3,276,000,000	3,276,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO		32.000,000,000	32,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		17,000,000,000	17,000,000,000
	401	CORREO		15,000,000,000	15,000,000,000
630		TRANSFERENCIAS		450,000,000	450,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		450,000,000	450,000,000
TOTAL PRESUPUESTO SECCION			**7,323,000,000**	**1,419,865,200,000**	**1,427,188,200,000**

SECCION: 2307

COMISION NACIONAL DE TELEVISION

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO		**126,865,392,000**	**126,865,392,000**
TOTAL PRESUPUESTO SECCION		**126,865,392,000**	**126,865,392,000**

SECCION: 2401

MINISTERIO DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**98,648,400,000**		**98,648,400,000**
C. PRESUPUESTO DE INVERSION			**266,780,000,000**		**266,780,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,000,000,000		1,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1.000.000,000		1,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,000,000,000		1.000,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	900,000,000		900,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	900,000,000		900.000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	7,035,000,000		7,035,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	7,035,000,000		7,035,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	16,600,000,000		16,600,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	16,600,000,000		16,600,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	500,000,000		500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	500,000,000		500,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	167,745,000,000		167,745,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	165,245,000,000		165,245,000,000
	604	RED URBANA	2,500,000,000		2,500,000,000
630		TRANSFERENCIAS	72,000,000,000		72,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	12,000,000,000		12,000,000,000
	604	RED URBANA	43,000,000,000		43,000,000,000
	606	TRANSPORTE FLUVIAL	17,000,000,000		17,000,000,000
TOTAL PRESUPUESTO SECCION			365,428,400,000		365,428,400,000

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			112,545,800,000	20,631,300,000	133,177,100,000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			58,300,800,000		58,300,800,000
C. PRESUPUESTO DE INVERSION			2,653,838,100,000	348,447,000,000	3,002,285,100,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	639,092,472,162	13,500,000,000	652,592,472,162
	600	INTERSUBSECTORIAL TRANSPORTE	362,672,417,427	13,500,000,000	376,172,417,427
	601	RED VIAL NACIONAL	268,670,054,735		268,670,054,735
	603	RED VIAL TERCIARIA	5,000,000,000		5,000,000,000
	606	TRANSPORTE FLUVIAL	2,750,000,000		2,750,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,876,834,154,576	254,106,944,680	2,130,941,099,256
	600	INTERSUBSECTORIAL TRANSPORTE	1,289,419,141,589	53,800,000,000	1,343,219,141,589
	601	RED VIAL NACIONAL	557,715,012,987	167,319,844,518	725,034,857,505
	603	RED VIAL TERCIARIA	4,000,000,000		4,000,000,000
	605	TRANSPORTE FERREO	7,000,000,000		7,000,000,000
	606	TRANSPORTE FLUVIAL	18,700,000,000		18,700,000,000
	607	TRANSPORTE MARITIMO		32,987,100,162	32,987,100,162
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000	750,000,000	2,250,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,500,000,000	750,000,000	2,250,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,300,000,000	500,000,000	2,800,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	2,300,000,000	500,000,000	2,800,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	16,600,000,000	9,000,000,000	25,600,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	16,600,000,000	9,000,000,000	25,600,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	600,000,000	4,278,600,000	4,878,600,000
	600	INTERSUBSECTORIAL TRANSPORTE	600,000,000	4,278,600,000	4,878,600,000
420		ESTUDIOS DE PREINVERSION	105,461,473,262	1,331,252,622	106,792,725,884
	600	INTERSUBSECTORIAL TRANSPORTE	105,461,473,262	1,331,252,622	106,792,725,884
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	500,000,000		500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	500,000,000		500,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO		623,150,000	623,150,000
	700	INTERSUBSECTORIAL EDUCACION		623,150,000	623,150,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	10,950,000,000	64,357,052,698	75,307,052,698
	600	INTERSUBSECTORIAL TRANSPORTE	10,950,000,000	64,357,052,698	75,307,052,698
TOTAL PRESUPUESTO SECCION			**2,824,684,700,000**	**369,078,300,000**	**3,193,763,000,000**

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**235,863,200,000**	**235,863,200,000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA				**1,050,400,000**	**1,050,400,000**
C. PRESUPUESTO DE INVERSION			**26,900,000,000**	**323,674,000,000**	**350,574,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	18,900,000,000	134.869,000,000	153,769,000,000
	608	TRANSPORTE AEREO	18.900,000,000	134,869,000,000	153,769,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,757,000,000	5,757,000,000
	608	TRANSPORTE AEREO		5,757,000,000	5,757,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,000,000,000	46,698,000,000	54,698,000,000
	608	TRANSPORTE AEREO	8,000,000,000	46,698,000,000	54,698,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,100,000,000	1,100,000,000
	608	TRANSPORTE AEREO		1,100,000,000	1,100,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		50,133,000,000	50,133,000,000
	608	TRANSPORTE AEREO		50,133,000,000	50,133,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		5,097,000,000	5,097,000,000
	608	TRANSPORTE AEREO		5,097,000,000	5,097,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR		65,808,000,000	65,808,000,000
	608	TRANSPORTE AÉREO		65,808,000,000	65,808,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,000,000,000	2,000,000,000
	608	TRANSPORTE AEREO		2,000,000,000	2,000,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		2,267,000,000	2,267,000,000
	608	TRANSPORTE AÉREO		2,267,000,000	2,267,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO		9,945,000,000	9,945,000,000
	608	TRANSPORTE AEREO		9,945,000,000	9,945,000,000
TOTAL PRESUPUESTO SECCION			**26,900,000,000**	**560,587,600,000**	**587,487,600,000**

SECCION: 2433

INSTITUTO NACIONAL DE CONCESIONES - INCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,377,400,000**	**50,726,035,142**	**52,103,435,142**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			**288,126,500,000**		**288,126,500,000**
C. PRESUPUESTO DE INVERSION			**3,184,544,100,000**	**258,088,664,858**	**3,442,632,764,858**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,796,024,935,090	156,335,298,737	2,952,360,233,827
	600	INTERSUBSECTORIAL TRANSPORTE	1,751,304,821,090		1,751,304,821,090
	601	RED VIAL NACIONAL	1,044,720,114,000	30,120,000,000	1,074,840,114,000
	605	TRANSPORTE FERREO		123,215,298,737	123,215,298,737
	607	TRANSPORTE MARITIMO		3,000,000,000	3,000,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	808,164,910	78,463,500,403	79,271,665,313
	600	INTERSUBSECTORIAL TRANSPORTE	808,164,910	78,463,500,403	79,271,665,313
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	387,711,000,000	23,289,865,718	411,000,865,718
	600	INTERSUBSECTORIAL TRANSPORTE	387,711,000,000	23,289,865,718	411,000,865,718
TOTAL PRESUPUESTO SECCION			**3,474,048,000,000**	**308,814,700,000**	**3,782,862,700,000**

SECCION: 2501

PROCURADURIA GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**379,592,297,568**		**379,592,297,568**
C. PRESUPUESTO DE INVERSION			**34,352,000,000**		**34,352,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,000,000,000		6,000,000,000
	803	ADMINISTRACION DE JUSTICIA	6,000,000,000		6,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	3,500,000,000		3,500,000,000
	803	ADMINISTRACION DE JUSTICIA	3,500,000,000		3,500,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	8,000,000,000		8,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA	8,000,000,000		8,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,615,000,000		1,615,000,000
	803	ADMINISTRACION DE JUSTICIA	1,615,000,000		1,615,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	885,000,000		885,000,000
	800	INTERSUBSECTORIAL JUSTICIA	885,000,000		885,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	14,352,000,000		14,352,000,000
	800	INTERSUBSECTORIAL JUSTICIA	13,752,000,000		13,752,000,000
	803	ADMINISTRACION DE JUSTICIA	600,000,000		600,000,000
TOTAL PRESUPUESTO SECCION			413,944,297,568		413,944,297,568

SECCION: 2502

DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**294,136,123,230**		**294,136,123,230**
C. PRESUPUESTO DE INVERSION			**10,080,000,000**		**10,080,000,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	933,000,000		933,000,000
	800	INTERSUBSECTORIAL JUSTICIA	933,000,000		933,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,000,000,000		1,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,184,000,000		3,184,000,000
	800	INTERSUBSECTORIAL JUSTICIA	300,000,000		300,000,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	2,884,000,000		2,884,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	2,285,000,000		2,285,000,000
	800	INTERSUBSECTORIAL JUSTICIA	700,000,000		700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
	1507	ATENCIÓN A POBLACIÓN VULNERABLE O EXCLUIDA	1,185,000,000		1,185,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,678,000,000		2,678,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,678,000,000		2,678,000,000
TOTAL PRESUPUESTO SECCION			304,216,123,230		304,216,123,230

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**342,050,555,075**		**342,050,555,075**
C. PRESUPUESTO DE INVERSION			**45,071,000,000**		**45,071,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,500,000,000		1,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,500,000,000		1,500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,000,000,000		2,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,000,000,000		2,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	3,100,000,000		3,100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,100,000,000		3,100,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	8,540,000,000		8,540,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,540,000,000		8,540,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	3,936,000,000		3,936,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,936,000,000		3,936,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	25,995,000,000		25,995,000,000
	700	INTERSUBSECTORIAL EDUCACION	200,000,000		200,000,000
	900	INTERSUBSECTORIAL AMBIENTE	570,000,000		570,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	23,725,000,000		23,725,000,000
	1800	INTERSUBSECTORIAL MINERÍA	1,500,000,000		1,500,000,000
TOTAL PRESUPUESTO SECCION			387,121,555,075		387,121,555,075

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			25,737,563,776	26,194,855,358	51,932,419,134
C. PRESUPUESTO DE INVERSION				5,008,997,988	5,008,997,988
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		4,265,997,988	4,265,997,988
	700	INTERSUBSECTORIAL EDUCACION		4,265,997,988	4,265,997,988
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA		743,000,000	743,000,000
	400	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES		743,000,000	743,000,000
TOTAL PRESUPUESTO SECCION			25,737,563,776	31,203,853,346	56,941,417,122

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,196,197,002,480		2,196,197,002,480
C. PRESUPUESTO DE INVERSION			201,068,989,259		201,068,989,259
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	42,950,000,000		42,950,000,000
	803	ADMINISTRACION DE JUSTICIA	42,950,000,000		42,950,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	27,558,751,061		27,558,751,061
	803	ADMINISTRACION DE JUSTICIA	27,558,751,061		27,558,751,061
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	31,300,000,000		31,300,000,000
	803	ADMINISTRACION DE JUSTICIA	31,300,000,000		31,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	48,999,879,190		48,999,879,190
	803	ADMINISTRACION DE JUSTICIA	48,999,879,190		48,999,879,190
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	200,000,000		200,000,000
	803	ADMINISTRACIÓN DE JUSTICIA	200,000,000		200,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	12,588,000,000		12,588,000,000
	803	ADMINISTRACION DE JUSTICIA	12,588,000,000		12,588,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	217,000,000		217,000,000
	803	ADMINISTRACION DE JUSTICIA	217,000,000		217,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	6,828,000,000		6,828,000,000
	803	ADMINISTRACION DE JUSTICIA	6,828,000,000		6,828,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	30,427,359,008		30,427,359,008
	1000	INTERSUBSECTORIAL GOBIERNO	30,427,359,008		30,427,359,008
TOTAL PRESUPUESTO SECCION			**2,397,265,991,739**		**2,397,265,991,739**

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**303,760,199,428**		**303,760,199,428**
C. PRESUPUESTO DE INVERSION			**45,905,146,090**		**45,905,146,090**
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	45,905,146,090		45,905,146,090
	1000	INTERSUBSECTORIAL GOBIERNO	45,905,146,090		45,905,146,090
TOTAL PRESUPUESTO SECCION			**349,665,345,518**		**349,665,345,518**

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**16,384,406,341**	**16,384,406,341**
C. PRESUPUESTO DE INVERSION				**31,308,241,876**	**31,308,241,876**
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		5,008,500,000	5,008,500,000
	1000	INTERSUBSECTORIAL GOBIERNO		5,008,500,000	5,008,500,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		8,700,500,000	8,700,500,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,700,500,000	8,700,500,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		3,297,886,834	3,297,886,834
	1000	INTERSUBSECTORIAL GOBIERNO		3,297,886,834	3,297,886,834
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA		7,707,853,773	7,707,853,773
	1000	INTERSUBSECTORIAL GOBIERNO		7,707,853,773	7,707,853,773
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,473,957,269	2,473,957,269
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS		2,473,957,269	2,473,957,269
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO		4,119,544,000	4,119,544,000
	1000	INTERSUBSECTORIAL GOBIERNO		4,119,544,000	4,119,544,000
TOTAL PRESUPUESTO SECCION				**47,692,648,217**	**47,692,648,217**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**2,513,248,089**	**6,720,279,000**	**9,233,527,089**
		TOTAL PRESUPUESTO SECCION	**2,513,248,089**	**6,720,279,000**	**9,233,527,089**

SECCION: 2901

FISCALIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,630,266,446,478**		**1,630,266,446,478**
		C. PRESUPUESTO DE INVERSION	**100,928,000,000**		**100,928,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	16,600,000,000		16,600,000,000
	803	ADMINISTRACION DE JUSTICIA	16,600,000,000		16,600,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,278,000,000		6,278,000,000
	803	ADMINISTRACION DE JUSTICIA	6,278,000,000		6,278,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	40,500,000,000		40,500,000,000
	803	ADMINISTRACION DE JUSTICIA	40,500,000,000		40,500,000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	30,300,000,000		30,300,000,000
	803	ADMINISTRACIÓN DE JUSTICIA	30,300,000,000		30,300,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,500,000,000		4,500,000,000
	803	ADMINISTRACION DE JUSTICIA	4,500,000,000		4,500,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	2,750,000,000		2,750,000,000
	803	ADMINISTRACION DE JUSTICIA	2,750,000,000		2,750,000,000
		TOTAL PRESUPUESTO SECCION	**1,731,194,446,478**		**1,731,194,446,478**

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**115,915,215,793**	**1,713,502,078**	**117,628,717,871**
		C. PRESUPUESTO DE INVERSION	**27,750,000,000**	**6,000,000,000**	**33,750,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,175,000,000		4,175,000,000
	803	ADMINISTRACION DE JUSTICIA	4,175,000,000		4,175,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,800,000,000		2,800,000,000
	803	ADMINISTRACION DE JUSTICIA	2,800,000,000		2,800,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	15,170,000,000	6,000,000,000	21,170,000,000
	803	ADMINISTRACIÓN DE JUSTICIA	15,170,000,000	6,000,000,000	21,170,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	350,000,000		350,000,000
	803	ADMINISTRACION DE JUSTICIA	350,000,000		350,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACION DEL ESTADO	1,600,000,000		1,600,000,000
	803	ADMINISTRACIÓN DE JUSTICIA	1,600,000,000		1,600,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	3,655,000,000		3,655,000,000
	803	ADMINISTRACION DE JUSTICIA	3,655,000,000		3,655,000,000
TOTAL PRESUPUESTO SECCION			**143,665,215,793**	**7,713,502,078**	**151,378,717,871**

SECCION: 3201

MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,486,221,963,432**		**1,486,221,963,432**
C. PRESUPUESTO DE INVERSION			**459,426,940,000**		**459,426,940,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,840,000,000		4,840,000,000
	900	INTERSUBSECTORIAL AMBIENTE	2,350,000,000		2,350,000,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	2,490,000,000		2,490,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	900	INTERSUBSECTORIAL AMBIENTE	1,000,000,000		1,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,380,000,000		2,380,000,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	2,380,000,000		2,380,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	300,000,000		300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	300,000,000		300,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	1,400,000,000		1,400,000,000
	900	INTERSUBSECTORIAL AMBIENTE	1,400,000,000		1,400,000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	2,500,000,000		2,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,500,000,000		2,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,100,000,000		1,100,000,000
	900	INTERSUBSECTORIAL AMBIENTE	1,100,000,000		1,100,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000		200,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	12,879,950,000		12,879,950,000
	900	INTERSUBSECTORIAL AMBIENTE	3,079,950,000		3,079,950,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	9,800,000,000		9,800,000,000
420		ESTUDIOS DE PREINVERSION	8,000,000,000		8,000,000,000
	900	INTERSUBSECTORIAL AMBIENTE	8,000,000,000		8,000,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	500,000,000		500,000,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	500,000,000		500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	9,240,000,000		9,240,000,000
	900	INTERSUBSECTORIAL AMBIENTE	740,000,000		740,000,000
	1403	DESARROLLO TERRITORIAL	8,500,000,000		8,500,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	82,720,990,000		82,720,990,000
	900	INTERSUBSECTORIAL AMBIENTE	7,150,700,000		7,150,700,000
	904	RECURSO HÍDRICO	4,200,000,000		4,200,000,000
	905	GESTIÓN AMBIENTAL SECTORIAL	5,168,290,000		5,168,290,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	46,315,000,000		46,315,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,050,000,000		1,050,000,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	9,800,000,000		9,800,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	5,137,000,000		5,137,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	3,900,000,000		3,900,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION. Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	549,000,000		549,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	549,000,000		549,000,000
630		TRANSFERENCIAS	27,000,000,000		27,000,000,000
	900	INTERSUBSECTORIAL AMBIENTE	27,000,000,000		27,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	375,000,000		375,000,000
	900	INTERSUBSECTORIAL AMBIENTE	375,000,000		375,000,000
670		APOYO	304,442,000,000		304,442,000,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	288,442,000,000		288,442,000,000
	1203	SANEAMIENTO BÁSICO	16,000,000,000		16,000,000,000
TOTAL PRESUPUESTO SECCION			1,945,648,903,432		1,945,648,903,432

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES-IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**34,969,400,000**		**34,969,400,000**
C. PRESUPUESTO DE INVERSION			**11,720,000,000**	**4,000,000,000**	**15,720,000,000**
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	11,720,000,000	4,000,000,000	15,720,000,000
	900	INTERSUBSECTORIAL AMBIENTE	11,720,000,000	4,000,000,000	15,720,000,000
TOTAL PRESUPUESTO SECCION			**46,689,400,000**	**4,000,000,000**	**50,689,400,000**

SECCION: 3204

FONDO NACIONAL AMBIENTAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				7,388,000,000	7,388,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			500,000,000	31,221,000,000	31,721,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	500,000,000	31,221,000,000	31,721,000,000
	900	INTERSUBSECTORIAL AMBIENTE	500,000,000	19,954,000,000	20,454,000,000
	904	RECURSO HÍDRICO		3,806,000,000	3,806,000,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS		7,461,000,000	7,461,000,000
TOTAL PRESUPUESTO SECCION			500,000,000	38,609,000,000	39,109,000,000

SECCION: 3208

CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)

A. PRESUPUESTO DE FUNCIONAMIENTO			2,241,624,000		2,241,624,000
TOTAL PRESUPUESTO SECCION			2,241,624,000		2,241,624,000

SECCION: 3209

CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)

A. PRESUPUESTO DE FUNCIONAMIENTO			3,756,700,000		3,756,700,000
TOTAL PRESUPUESTO SECCION			3,756,700,000		3,756,700,000

SECCION: 3210

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA

A. PRESUPUESTO DE FUNCIONAMIENTO			2,472,700,000		2,472,700,000
C. PRESUPUESTO DE INVERSION			484,100,000		484,100,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	484,100,000		484,100,000
	904	RECURSO HIDRICO	484,100,000		484,100,000
TOTAL PRESUPUESTO SECCION			2,956,800,000		2,956,800,000

SECCION: 3211

CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)

A. PRESUPUESTO DE FUNCIONAMIENTO			2,510,686,000		2,510,686,000
TOTAL PRESUPUESTO SECCION			2,510,686,000		2,510,686,000

SECCION: 3212

CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO

A. PRESUPUESTO DE FUNCIONAMIENTO			1,397,100,000		1,397,100,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			587,100,000		587,100,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	587,100,000		587,100,000
	900	INTERSUBSECTORIAL AMBIENTE	587,100,000		587,100,000
TOTAL PRESUPUESTO SECCION			1,984,200,000		1,984,200,000

SECCION: 3214

CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,437,500,000		1,437,500,000
TOTAL PRESUPUESTO SECCION	1,437,500,000		1,437,500,000

SECCION: 3215

CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,809,296,000		1,809,296,000
TOTAL PRESUPUESTO SECCION	1,809,296,000		1,809,296,000

SECCION: 3216

CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,746,500,000		1,746,500,000
TOTAL PRESUPUESTO SECCION	1,746,500,000		1,746,500,000

SECCION: 3217

CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	2,470,400,000		2,470,400,000
TOTAL PRESUPUESTO SECCION	2,470,400,000		2,470,400,000

SECCION: 3218

CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	2,623,224,000		2,623,224,000
TOTAL PRESUPUESTO SECCION	2,623,224,000		2,623,224,000

SECCION: 3219

CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,985,300,000		1,985,300,000
TOTAL PRESUPUESTO SECCION	1,985,300,000		1,985,300,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3221

CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**3,875,800,000**		**3,875,800,000**
		TOTAL PRESUPUESTO SECCION	**3,875,800,000**		**3,875,800,000**

SECCION: 3222

CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**13,894,933,000**		**13,894,933,000**
		TOTAL PRESUPUESTO SECCION	**13,894,933,000**		**13,894,933,000**

SECCION: 3223

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,645,534,000**		**1,645,534,000**
		C. PRESUPUESTO DE INVERSION	**267,800,000**		**267,800,000**
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	267,800,000		267,800,000
	900	INTERSUBSECTORIAL AMBIENTE	267,800,000		267,800,000
		TOTAL PRESUPUESTO SECCION	**1,913,334,000**		**1,913,334,000**

SECCION: 3224

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,630,900,000**		**1,630,900,000**
		C. PRESUPUESTO DE INVERSION	**515,000,000**		**515,000,000**
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	515,000,000		515,000,000
	900	INTERSUBSECTORIAL AMBIENTE	515,000,000		515,000,000
		TOTAL PRESUPUESTO SECCION	**2,145,900,000**		**2,145,900,000**

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,605,400,000**		**1,605,400,000**
		C. PRESUPUESTO DE INVERSION	**448,050,000**		**448,050,000**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	83,000,000		83,000,000
	905	GESTIÓN AMBIENTAL SECTORIAL	83,000,000		83,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	92,000,000		92,000,000
	900	INTERSUBSECTORIAL AMBIENTE	92,000,000		92,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	110,000,000		110,000,000
	905	GESTIÓN AMBIENTAL SECTORIAL	110,000,000		110,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	163,050,000		163,050,000
	900	INTERSUBSECTORIAL AMBIENTE	83,050,000		83,050,000
	904	RECURSO HÍDRICO	80,000,000		80,000,000
TOTAL PRESUPUESTO SECCION			2,053,450,000		2,053,450,000

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,758,530,000**		**1,758,530,000**
C. PRESUPUESTO DE INVERSION			**339,900,000**		**339,900,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	339,900,000		339,900,000
	900	INTERSUBSECTORIAL AMBIENTE	339,900,000		339,900,000
TOTAL PRESUPUESTO SECCION			**2,098,430,000**		**2,098,430,000**

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,553,417,000**		**1,553,417,000**
C. PRESUPUESTO DE INVERSION			**417,150,000**		**417,150,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	65,150,000		65,150,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	65,150,000		65,150,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	120,000,000		120,000,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	120,000,000		120,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	232,000,000		232,000,000
	900	INTERSUBSECTORIAL AMBIENTE	112,000,000		112,000,000
	904	RECURSO HÍDRICO	120,000,000		120,000,000
TOTAL PRESUPUESTO SECCION			**1,970,567,000**		**1,970,567,000**

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A PRESUPUESTO DE FUNCIONAMIENTO			**1,466,352,000**		**1,466,352,000**
TOTAL PRESUPUESTO SECCION			**1,466,352,000**		**1,466,352,000**

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,665,600,000**		**1,665,600,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			412,000,000		412,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	206,000,000		206,000,000
	904	RECURSO HÍDRICO	206,000,000		206.000.000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	206,000,000		206,000,000
	900	INTERSUBSECTORIAL AMBIENTE	206,000,000		206,000,000
TOTAL PRESUPUESTO SECCION			2,077,600,000		2,077,600,000

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,452,403,000		1,452,403,000
TOTAL PRESUPUESTO SECCION	1,452,403,000		1,452,403,000

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,674,400,000		1,674,400,000
TOTAL PRESUPUESTO SECCION	1,674,400,000		1.674,400,000

SECCION: 3233

CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,471,290,000		1,471,290,000
TOTAL PRESUPUESTO SECCION	1,471,290,000		1,471,290,000

SECCION: 3234

CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,425,700,000		1,425,700,000
TOTAL PRESUPUESTO SECCION	1,425,700,000		1,425.700,000

SECCION: 3235

CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,585,000,000		1,585,000,000
TOTAL PRESUPUESTO SECCION	1,585,000,000		1,585,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3236			
		CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,585,500,000**		**1,585,500,000**
		TOTAL PRESUPUESTO SECCION	**1,585,500,000**		**1,585,500,000**
		SECCION: 3237			
		CORPORACION AUTONOMA REGIONAL DEL GUAVIO CORPOGUAVIO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**606,567,000**		**606,567,000**
		TOTAL PRESUPUESTO SECCION	**606,567,000**		**606,567,000**
		SECCION: 3238			
		CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE CARDIQUE			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,652,113,000**		**1,652,113,000**
		TOTAL PRESUPUESTO SECCION	**1,652,113,000**		**1,652,113,000**
		SECCION: 3239			
		CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,803,721,000**		**1,803,721,000**
		C. PRESUPUESTO DE INVERSION	**473,800,000**		**473,800,000**
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	473,800,000		473,800,000
	900	INTERSUBSECTORIAL AMBIENTE	473,800,000		473,800,000
		TOTAL PRESUPUESTO SECCION	**2,277,521,000**		**2,277,521,000**
		SECCION: 3301			
		MINISTERIO DE CULTURA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**118,547,246,372**		**118,547,246,372**
		C. PRESUPUESTO DE INVERSION	**138,176,000,000**		**138,176,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	27,194,000,000		27,194,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	5,394,000,000		5,394,000,000
	1603	ARTE Y CULTURA	21,800,000,000		21,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,150,000,000		50,150,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	48,700,000,000		48,700,000,000
	1603	ARTE Y CULTURA	1,450,000,000		1,450,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,000,000,000		3,000,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	3,000,000,000		3,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	16,150,000,000		16,150,000,000
	1603	ARTE Y CULTURA	16,150,000,000		16,150,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	26,382,000,000		26,382,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	14,482,000,000		14,482,000,000
	1603	ARTE Y CULTURA	11,900,000,000		11,900,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	3,800,000,000		3,800,000,000
	1603	ARTE Y CULTURA	3,800,000,000		3,800,000,000
620		SUBSIDIOS	2,500,000,000		2,500,000,000
	1603	ARTE Y CULTURA	2,500,000,000		2,500,000,000
650		CAPITALIZACION	9,000,000,000		9,000,000,000
	1603	ARTE Y CULTURA	9,000,000,000		9,000,000,000
TOTAL PRESUPUESTO SECCION			**256,723,246,372**		**256,723,246,372**

SECCION: 3304

ARCHIVO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**5,921,763,343**	**2,048,620,770**	**7,970,384,113**
C. PRESUPUESTO DE INVERSION			**2,743,790,000**	**7,823,000,000**	**10,566,790,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	250,000,000		250,000,000
	1603	ARTE Y CULTURA	250,000,000		250,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	360,000,000	20,000,000	380,000,000
	1603	ARTE Y CULTURA	360,000,000	20,000,000	380,000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	1,050,000,000	300,000,000	1,350,000,000
	1603	ARTE Y CULTURA	1,050,000,000	300,000,000	1,350,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	980,790,000	7,503,000,000	8,483,790,000
	1603	ARTE Y CULTURA	980,790,000	7,503,000,000	8,483,790,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	103,000,000		103,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	103,000,000		103,000,000
TOTAL PRESUPUESTO SECCION			**8,665,553,343**	**9,871,620,770**	**18,537,174,113**

SECCION: 3305

INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**3,949,696,206**	**356,644,580**	**4,306,340,786**
C. PRESUPUESTO DE INVERSION			**4,120,000,000**	**1,176,000,000**	**5,296,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,650,000,000	678,000,000	3,328,000,000
	1603	ARTE Y CULTURA	2,650,000,000	678,000,000	3,328,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	305,000,000	68,000,000	373,000,000
	1603	ARTE Y CULTURA	305,000,000	68,000,000	373,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	315,000,000	180,000,000	495,000,000
	1603	ARTE Y CULTURA	315,000,000	180,000,000	495,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	850,000,000	250,000,000	1,100,000,000
	1603	ARTE Y CULTURA	850,000,000	250,000,000	1,100,000,000
TOTAL PRESUPUESTO SECCION			8,069,696,206	1,532,644,580	9,602,340,786

SECCION: 3306

INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			9,389,395,587	3,138,918,307	12,528,313,894
C PRESUPUESTO DE INVERSION			235,279,000,000	316,000,000	235,595,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	71,200,400,000		71,200,400,000
	1604	RECREACIÓN Y DEPORTE	71,200,400,000		71,200,400,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	400,000,000		400,000,000
	1604	RECREACIÓN Y DEPORTE	400,000,000		400,000,000
213		ADQUISICIÓN, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	5,975,000,000		5,975,000,000
	1604	RECREACION Y DEPORTE	5,975,000,000		5,975,000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	3,000,000,000		3,000,000,000
	1604	RECREACIÓN Y DEPORTE	3,000,000,000		3,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	151,145,000,000		151,145,000,000
	1604	RECREACIÓN Y DEPORTE	151,145,000,000		151,145,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	500,000,000		500,000,000
	1604	RECREACIÓN Y DEPORTE	500,000,000		500,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	3,058,600,000	316,000,000	3,374,600,000
	1604	RECREACIÓN Y DEPORTE	3,058,600,000	316,000,000	3,374,600,000
TOTAL PRESUPUESTO SECCION			244,668,395,587	3,454,918,307	248,123,313,894

SECCION: 3307

INSTITUTO CARO Y CUERVO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			4,177,063,262	109,100,410	4,286,163,672
C. PRESUPUESTO DE INVERSION			4,311,000,000		4,311,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	1603	ARTE Y CULTURA	1,000,000,000		1,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	711,000,000		711,000,000
	1603	ARTE Y CULTURA	711,000,000		711,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,500,000,000		2,500,000,000
	1603	ARTE Y CULTURA	2,500,000,000		2,500,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	100,000,000		100,000,000
	1603	ARTE Y CULTURA	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			**8,488,063,262**	**109,100,410**	**8,597,163,672**

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**17,048,342,719**		**17,048,342,719**
C. PRESUPUESTO DE INVERSION			**4,460,000,000**		**4,460,000,000**
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	1,510,000,000		1,510,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,510,000,000		1,510,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	700,000,000		700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	700,000,000		700,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	250,000,000		250,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	250,000,000		250,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	2,000,000,000		2,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,000,000,000		2,000,000,000
TOTAL PRESUPUESTO SECCION			**21,508,342,719**		**21,508,342,719**

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**367,837,713,735**		**367,837,713,735**
C. PRESUPUESTO DE INVERSION			**231,226,244,132**		**231,226,244,132**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	30,000,000,000		30,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	10,000,000,000		10,000,000,000
	206	TURISMO	20,000,000,000		20,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	5,000,000,000		5,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	5,000,000,000		5,000,000,000
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	1,200,000,000		1,200,000,000
	205	COMERCIO EXTERIOR	1,200,000,000		1,200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	18,442,302,085		18,442,302,085
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	6,131,420,101		6,131,420,101
	202	PEQUENA Y MEDIANA INDUSTRIA	9,150,437,984		9,150,437,984

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	205	COMERCIO EXTERIOR	3,160,444,000		3,160,444,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,534,000,000		2,534,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	2,534,000,000		2,534,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,378,997,854		3,378,997,854
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	1,000,000,000		1,000,000,000
	206	TURISMO	2,378,997,854		2,378,997,854
420		ESTUDIOS DE PREINVERSION	3,000,000,000		3,000,000,000
	206	TURISMO	3,000,000,000		3,000,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	164,864,225,793		164,864,225,793
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	36,383,000,000		36,383,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	32,387,484,919		32,387,484,919
	205	COMERCIO EXTERIOR	25,922,792,610		25,922,792,610
	206	TURISMO	70,170,948,264		70,170,948,264
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,806,718,400		2,806,718,400
	202	PEQUENA Y MEDIANA INDUSTRIA	696,718,400		696,718,400
	205	COMERCIO EXTERIOR	2,110,000,000		2,110,000,000
TOTAL PRESUPUESTO SECCION			599,063,957,867		599,063,957,867

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**84,265,950,000**	**84,265,950,000**
C. PRESUPUESTO DE INVERSION				**11,321,053,000**	**11,321,053,000**
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA		9,201,053,000	9,201,053,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		9,201,053,000	9,201,053,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		520,000,000	520,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		520,000,000	520,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO		1,600,000,000	1,600,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,600,000,000	1,600,000,000
TOTAL PRESUPUESTO SECCION				**95,587,003,000**	**95,587,003,000**

SECCION: 3503

SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**9,884,819,000**	**48,169,085,000**	**58,053,904,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**7,915,181,000**	**5,327,000,000**	**13,242,181,000**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000	500,000,000	1,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	500,000,000	500,000,000	1,000,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	3,800,000,000	3,442,181,000	7,242,181,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,800,000,000	3,442,181,000	7,242,181,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	3,615,181,000	1,384,819,000	5,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,615,181,000	1,384,819,000	5,000,000,000
TOTAL PRESUPUESTO SECCION			**17,800,000,000**	**53,496,085,000**	**71,296,085,000**

SECCION: 3504

UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**4,150,500,000**	**4,150,500,000**
C. PRESUPUESTO DE INVERSION				**1,000,000,000**	**1,000,000,000**
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA		1,000,000,000	1,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,000,000,000	1,000,000,000
TOTAL PRESUPUESTO SECCION				**5,150,500,000**	**5,150,500,000**

SECCION: 3601

MINISTERIO DE LA PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**21,591,804,420,267**		**21,591,804,420,267**
C. PRESUPUESTO DE INVERSION			**3,915,178,965,900**		**3,915,178,965,900**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,491,422,138		5,491,422,138
	306	PRESTACIÓN DE SERVICIOS EN SALUD	5,491,422,138		5,491,422,138
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	300	INTERSUBSECTORIAL SALUD	1,000,000,000		1,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	32,180,000,000		32,180,000,000
	300	INTERSUBSECTORIAL SALUD	19,650,000,000		19,650,000,000
	705	EDUCACION SUPERIOR	1,000,000,000		1,000,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	11,530,000,000		11,530,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	308,734,515,000		308,734,515,000
	300	INTERSUBSECTORIAL SALUD	8,223,000,000		8,223,000,000
	301	PREVENCIÓN Y PROMOCIÓN EN SALUD	300,211,515,000		300,211,515,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES	300,000,000		300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	30,922,220,000		30,922,220,000
	300	INTERSUBSECTORIAL SALUD	9,300,000,000		9,300,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	305	ASEGURAMIENTO EN SALUD	2,000,000,000		2,000,000,000
	306	PRESTACIÓN DE SERVICIOS EN SALUD	18,622,220,000		18,622,220,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,000,000,000		1,000,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	23,716,000,000		23,716,000,000
	300	INTERSUBSECTORIAL SALUD	23,716,000,000		23,716,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	4,266,771,000		4,266,771,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,857,771,000		1,857,771,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES	2,409,000,000		2,409,000,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	16,560,000,000		16,560,000,000
	300	INTERSUBSECTORIAL SALUD	1,000,000,000		1,000,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	15,560,000,000		15,560,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,910,000,000		1,910,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,910,000,000		1,910,000,000
620		SUBSIDIOS	797,272,788,835		797,272,788,835
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	196,000,000,000		196,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	601,272,788,835		601,272,788,835
630		TRANSFERENCIAS	2,693,125,248,927		2,693,125,248,927
	304	SERVICIOS INTEGRALES DE SALUD	207,454,431,091		207,454,431,091
	305	ASEGURAMIENTO EN SALUD	2,193,270,817,836		2,193,270,817,836
	306	PRESTACIÓN DE SERVICIOS EN SALUD	291,000,000,000		291,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	1,400,000,000		1,400,000,000
TOTAL PRESUPUESTO SECCION			**25,506,983,386,167**		**25,506,983,386,167**

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**63,721,700,000**	**63,721,700,000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			**169,800,000**	**169,800,000**
C. PRESUPUESTO DE INVERSION			**2,161,669,500,000**	**2,161,669,500,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	85,000,000,000	85,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL	85,000,000,000	85,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	41,218,000,000	41,218,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL	41,218,000,000	41,218,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,488,610,481,380	1,488,610,481,380
	704	CAPACITACION TECNICA NO PROFESIONAL	1,488,610,481,380	1,488,610,481,380

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		99,361,000,000	99,361,000,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES		99,361,000,000	99,361,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		344,894,018,620	344,894,018,620
	704	CAPACITACION TECNICA NO PROFESIONAL		344,894,018,620	344,894,018,620
610		CREDITOS		47,587,000,000	47,587,000,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES		47,587,000,000	47,587,000,000
620		SUBSIDIOS		54,999,000,000	54,999,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		54,999,000,000	54,999,000,000
TOTAL PRESUPUESTO SECCION				**2,225,561,000,000**	**2,225,561,000,000**

SECCION: 3603

FONDO DE PREVISION SOCIAL DEL CONGRESO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**172,590,643,000**	**130,180,727,000**	**302,771,370,000**
C. PRESUPUESTO DE INVERSION				**680,000,000**	**680,000,000**
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO		680,000,000	680,000,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES		680,000,000	680,000,000
TOTAL PRESUPUESTO SECCION			**172,590,643,000**	**130,860,727,000**	**303,451,370,000**

SECCION: 3605

FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**312,008,200,000**	**89,090,000,000**	**401,098,200,000**
TOTAL PRESUPUESTO SECCION			**312,008,200,000**	**89,090,000,000**	**401,098,200,000**

SECCION: 3606

INSTITUTO NACIONAL DE SALUD (INS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**19,366,500,000**	**2,136,700,000**	**21,503,200,000**
C. PRESUPUESTO DE INVERSION			**45,699,065,693**	**1,188,134,880**	**46,887,200,573**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	11,851,372,216		11,851,372,216
	300	INTERSUBSECTORIAL SALUD	11,851,372,216		11,851,372,216
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	1,897,350,434	562,327,641	2,459,678,075
	300	INTERSUBSECTORIAL SALUD	1,897,350,434	562,327,641	2,459,678,075
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA	1,824,120,350	246,426,549	2,070,546,899
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	1,824,120,350	246,426,549	2,070,546,899
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	13,173,776,218	103,174,132	13,276,950,350
	301	PREVENCIÓN Y PROMOCIÓN EN SALUD	13,173,776,218	103,174,132	13,276,950,350

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,366,409,129	173,032,425	3,539,441,554
	300	INTERSUBSECTORIAL SALUD	3,366,409,129	173,032,425	3,539,441,554
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	13,586,037,346	103,174,133	13,689,211,479
	300	INTERSUBSECTORIAL SALUD	13,586,037,346	103,174,133	13,689,211,479
TOTAL PRESUPUESTO SECCION			**65,065,565,693**	**3,324,834,880**	**68,390,400,573**

SECCION: 3607

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**265,187,500,000**	**265,187,500,000**
C. PRESUPUESTO DE INVERSION			**740,362,110,000**	**2,938,626,867,318**	**3,678,988,977,318**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	801	REHABILITACION DE MENORES	10,000,000,000		10,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		110,348,020,000	110,348,020,000
	300	INTERSUBSECTORIAL SALUD		110,348,020,000	110,348,020,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		37,161,440,925	37,161,440,925
	300	INTERSUBSECTORIAL SALUD		37,161,440,925	37,161,440,925
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,054,963,300	50,232,555,908	52,287,519,208
	300	INTERSUBSECTORIAL SALUD	2,054,963,300	50,232,555,908	52,287,519,208
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	728,307,146,700	2,729,564,060,277	3,457,871,206,977
	1504	ATENCION DE LA FAMILIA, PRIMERA INFANCIA, NIÑEZ, ADOLESCENCIA Y JUVENTUD	728,307,146,700	2,729,564,060,277	3,457,871,206,977
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,107,690,208	6,107,690,208
	300	INTERSUBSECTORIAL SALUD		6,107,690,208	6,107,690,208
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO		5,213,100,000	5,213,100,000
	300	INTERSUBSECTORIAL SALUD		5,213,100,000	5,213,100,000
TOTAL PRESUPUESTO SECCION			**740,362,110,000**	**3,203,814,367,318**	**3,944,176,477,318**

SECCION: 3608

SUPERINTENDENCIA NACIONAL DE SALUD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**31,545,000,000**	**38,276,700,000**	**69,821,700,000**
C. PRESUPUESTO DE INVERSION			**2,629,590,000**	**39,665,880,000**	**42,295,470,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		24,926,834,463	24,926,834,463
	300	INTERSUBSECTORIAL SALUD		24,926,834,463	24,926,834,463

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	2,629,590,000	14,739,045,537	17,368,635,537
	300	INTERSUBSECTORIAL SALUD	2,629,590,000	14,739,045,537	17,368,635,537
TOTAL PRESUPUESTO SECCION			**34,174,590,000**	**77,942,580,000**	**112,117,170,000**

SECCION: 3609

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**62,274,978,000**	**62,274,978,000**
C. PRESUPUESTO DE INVERSION				**82,183,750,809**	**82,183,750,809**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		53,066,400,000	53,066,400,000
	300	INTERSUBSECTORIAL SALUD		53,066,400,000	53,066,400,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR		8,243,360,809	8,243,360,809
	300	INTERSUBSECTORIAL SALUD		8,243,360,809	8,243,360,809
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		2,560,000,000	2,560,000,000
	300	INTERSUBSECTORIAL SALUD		2,560,000,000	2,560,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		451,630,000	451,630,000
	300	INTERSUBSECTORIAL SALUD		451,630,000	451,630,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		6,862,360,000	6,862,360,000
	301	PREVENCIÓN Y PROMOCIÓN EN SALUD		6,862,360,000	6,862,360,000
510		ASISTENCIA TECNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO		11,000,000,000	11,000,000,000
	301	PREVENCIÓN Y PROMOCIÓN EN SALUD		11,000,000,000	11,000,000,000
TOTAL PRESUPUESTO SECCION				**144,458,728,809**	**144,458,728,809**

SECCION: 3610

UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD - CRES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**9,833,920,000**	**9,833,920,000**
C. PRESUPUESTO DE INVERSION				**6,000,000,000**	**6,000,000,000**
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		4,317,239,064	4,317,239,064
	300	INTERSUBSECTORIAL SALUD		4,317,239,064	4,317,239,064
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO		500,000,000	500,000,000
	300	INTERSUBSECTORIAL SALUD		500,000,000	500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,182,760,936	1,182,760,936
	300	INTERSUBSECTORIAL SALUD		1,182,760,936	1,182,760,936
TOTAL PRESUPUESTO SECCIÓN				**15,833,920,000**	**15,833,920,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3701			
		MINISTERIO DEL INTERIOR			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**385,483,731,586**		**385,483,731,586**
		C. PRESUPUESTO DE INVERSION	**350,023,800,000**		**350,023,800,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	13,000,000,000		13,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
	1107	TIERRAS	12.000,000,000		12,000,000,000
213		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN PROPIA DEL SECTOR	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	5,000,000,000		5,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	5,000,000,000		5,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
510		ASISTENCIA TÉCNICA, DIVULGACIÓN Y CAPACITACIÓN A SERVIDORES PÚBLICOS PARA LA ADMINISTRACIÓN DEL ESTADO	5,923,800,000		5,923,800,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,923,800,000		5,923,800,000
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	25,000,000,000		25,000,000,000
	105	SEGURIDAD CIUDADANA	19,000,000,000		19,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	100,000,000		100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
630		TRANSFERENCIAS	300,000,000,000		300,000,000,000
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	300,000,000,000		300,000,000,000
		TOTAL PRESUPUESTO SECCION	**735,507,531,586**		**735,507,531,586**
		SECCION: 3702			
		FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,585,944,569**		**1,585,944,569**
		TOTAL PRESUPUESTO SECCION	**1,585,944,569**		**1,585,944,569**
		SECCION: 3703			
		DIRECCION NACIONAL DEL DERECHO DE AUTOR			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**2,534,647,551**		**2,534,647,551**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**1,415,000,000**		**1,415,000,000**
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	1,415,000,000		1,415,000,000
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	1,415,000,000		1,415,000,000
TOTAL PRESUPUESTO SECCION			**3,949,647,551**		**3,949,647,551**

SECCION: 3704

CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,319,342,129**		**2,319,342,129**
C. PRESUPUESTO DE INVERSION			**12,000,000,000**		**12,000,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,000,000,000		12,000,000,000
	1901	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	12,000,000,000		12,000,000,000
TOTAL PRESUPUESTO SECCION			**14,319,342,129**		**14,319,342,129**

SECCION: 3801

COMISION NACIONAL DEL SERVICIO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**4,128,000,000**	**18,882,200,000**	**23,010,200,000**
C. PRESUPUESTO DE INVERSION				**20,000,000,000**	**20,000,000,000**
223		ADQUISICIÓN, PRODUCCIÓN Y MANTENIMIENTO DE LA DOTACIÓN ADMINISTRATIVA		20,000,000,000	20,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		20,000,000,000	20,000,000,000
TOTAL PRESUPUESTO SECCION			**4,128,000,000**	**38,882,200,000**	**43,010,200,000**

SECCION: 3901

DEPARTAMENTO ADMINISTRATIVO DE LA CIENCIA, TECNOLOGIA E INNOVACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**16,938,482,499**		**16,938,482,499**
C. PRESUPUESTO DE INVERSION			**346,424,000,000**		**346,424,000,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	20,000,000,000		20,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	20,000,000,000		20,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	202,270,508,925		202,270,508,925
	1000	INTERSUBSECTORIAL GOBIERNO	202,270,508,925		202,270,508,925
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	83,337,861,575		83,337,861,575
	1000	INTERSUBSECTORIAL GOBIERNO	83,337,861,575		83,337,861,575
520		ADMINISTRACIÓN, ATENCIÓN, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACIÓN DEL ESTADO	15,761,509,505		15,761,509,505
	1000	INTERSUBSECTORIAL GOBIERNO	15,761,509,505		15,761,509,505

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	54,119,995		54,119,995
	1000	INTERSUBSECTORIAL GOBIERNO	54,119,995		54,119,995
630		TRANSFERENCIAS	25,000,000,000		25,000,000,000
	300	INTERSUBSECTORIAL SALUD	25,000,000,000		25,000,000,000
TOTAL PRESUPUESTO SECCION			**363,362,482,499**		**363,362,482,499**

SECCION: 4602

FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**57,577,000**		**57,577,000**
C. PRESUPUESTO DE INVERSION			**893,214,000,000**		**893,214,000,000**
620		SUBSIDIOS	893,214,000,000		893,214,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	893.214,000,000		893,214,000,000
TOTAL PRESUPUESTO SECCION			**893,271,577,000**		**893,271,577,000**
TOTAL PRESUPUESTO NACIONAL			**151,144,613,283,094**	**14,131,704,719,419**	**165,276,318,002,513**

TERCERA PARTE
DISPOSICIONES GENERALES

ARTÍCULO 4o. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995 y 819 de 2003, Orgánicas del Presupuesto, y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPITULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 5o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 6o. El Gobierno Nacional a través de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá realizar sustituciones en el portafolio de inversiones con entidades descentralizadas, sin efectuar operación presupuestal alguna, de conformidad con las normas legales vigentes.

ARTÍCULO 7o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Las Superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el valor total de las contribuciones establecidas en la ley.

ARTÍCULO 8o. El Ministerio de Hacienda y Crédito Público a través de la Dirección General de Crédito Público y Tesoro Nacional fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 9o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería y los que se emitan para regular la liquidez de la economía; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación con excepción de los que se emitan para regular la liquidez de la economía; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería, y los que se emitan para regular la liquidez de la economía; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice, fije el monto y sus condiciones financieras; la emisión destinada a financiar las apropiaciones presupuestales estará limitada por el monto de estas; su emisión no afectará el cupo de endeudamiento.

ARTÍCULO 10o. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público en el mes siguiente de su recaudo, con excepción de aquellos originados por patrimonios autónomos que se hayan constituido por expresa autorización de la ley.

ARTÍCULO 11o. Facúltase a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras - Fogafín, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

PARÁGRAFO. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público no pueda hacer unidad de caja con los recursos de los fondos que administre.

CAPITULO II
DE LOS GASTOS

ARTÍCULO 12o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

ARTÍCULO 13o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 14o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2012. Por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1o de enero al 31 de diciembre de 2012, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Cuando se trate de concursos o procesos de selección para proveer empleos de carrera administrativa, a través de la oferta pública de empleos; antes de adelantar el trámite administrativo ante la Comisión Nacional del Servicio Civil, además de cumplir con lo previsto en el inciso anterior, el órgano correspondiente deberá obtener viabilidad presupuestal de la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política.

Previo al reconocimiento de la prima técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de este se deberá garantizar la existencia de recursos del 1o de enero al 31 de diciembre de 2012.

La vinculación de supernumerarios, por periodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTÍCULO 15o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión.
5. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 16o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores publicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 27 de la Ley 1450 de 2011. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 17o. La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público será la competente para expedir la resolución que regirá la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de Empresas Industriales y Comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación.

ARTÍCULO 18o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requiere de un plan de compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas o aplazadas.

ARTÍCULO 19o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano.

En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de estas deberá efectuarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales y subproyectos.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional ni del previo concepto favorable por parte del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas tratándose de gastos de inversión.

ARTÍCULO 20o. Los órganos de que trata el artículo 4o de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja - PAC, aprobado.

ARTÍCULO 21o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 22o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2012.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 23o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades de que trata el artículo 4o de la presente ley que incumplan los objetivos y metas trazados en el Marco Fiscal de Mediano Plazo, en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja.

El Departamento Nacional de Planeación podrá abstenerse de adelantar el trámite de conceptos requeridos para las operaciones presupuestales a que hace referencia el inciso anterior, siempre que las entidades correspondientes incumplan con las obligaciones de reporte de información que impidan dar cumplimiento a lo establecido en el artículo 77 de la Ley 38 de 1989 modificado por el artículo 40 de la Ley 179 de 1994.

ARTÍCULO 24o. Los órganos de que trata el artículo 4o de la presente ley son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera SIIF - Nación.

No se requerirá el envío de informes mensuales a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, salvo en aquellos casos en que ésta en forma expresa los solicite.

En desarrollo del artículo 93 del Estatuto Orgánico del Presupuesto, cuando se presenten errores u omisiones en el diligenciamiento de la información presupuestal en el Sistema Integrado de Información Financiera SIIF - Nación, la Contraloría General de la República y la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público podrán autorizar excepcionalmente su corrección a solicitud del órgano correspondiente, bajo la entera responsabilidad del jefe del órgano respectivo y sin perjuicio de la responsabilidad fiscal, penal o disciplinaria a que haya lugar.

Para tal efecto, el Ministerio de Hacienda y Crédito Público establecerá el procedimiento técnico requerido y seguro de manera que no se altere ni material ni operacionalmente la expedición de documentos oficiales sobre la situación de las finanzas públicas por parte del ejecutivo ni la producción regular y oportuna de los informes que por ley debe presentar la Contraloría General de la República.

ARTÍCULO 25o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las superintendencias y unidades administrativas especiales con personería jurídica, así como las señaladas en el artículo 5o del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos, expedido por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8o de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, sólo podrá solicitarse el giro efectivo de los recursos a la

Dirección General de Crédito Público y Tesoro Nacional una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 26o. Salvo lo dispuesto por el artículo 47 de la Ley 1450 de 2011, ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional sólo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por ley de la República no requerirán de autorización de vigencias futuras, no obstante se deberá contar con aval fiscal previo por parte del Consejo Superior de Política Fiscal - CONFIS.

ARTÍCULO 27o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2012, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, y a sus tesorerías cuando correspondan a recursos propios, los recursos de la Nación, incluyendo los de contrapartida, originados en convenios celebrados con organismos internacionales que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

ARTÍCULO 28o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de operaciones de crédito público. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2013.

ARTÍCULO 29o. La representación legal y la ordenación del gasto del servicio de la deuda están a cargo del Ministro de Hacienda y Crédito Público o de quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 30o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del crédito serán atendidos con cargo a las apropiaciones del servicio de la deuda pública.

De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos en condiciones de mercado u otros títulos de deuda pública.

La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención.

CAPITULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTICULO 31o. A través del Sistema Integrado de Información Financiera SIIF - Nación se definirá con corte a 31 de diciembre de 2011, las reservas presupuestales y cuentas por pagar de cada una de las secciones del Presupuesto General de la Nación.

Las reservas presupuestales corresponderán a la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

ARTICULO 32o. A más tardar el 20 de enero de 2012, los órganos que conforman el Presupuesto General de la Nación constituirán las reservas presupuestales y cuentas por pagar de la respectiva sección presupuestal correspondientes a la vigencia fiscal de 2011, de conformidad con los saldos registrados a 31 de diciembre de 2011 a través del Sistema Integrado de Información Financiera SIIF – Nación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán efectuar los ajustes a que haya lugar para la constitución de las reservas presupuestales y de las cuentas por pagar, sin que en ningún caso se puedan registrar nuevos compromisos.

Cumplido el plazo para adelantar los ajustes a que hace mención el inciso anterior y constituidas en forma definitiva las reservas presupuestales y cuentas por pagar a través del Sistema Integrado de Información Financiera SIIF – Nación, los dineros sobrantes de la Nación serán reintegrados por el ordenador del gasto y el funcionario de manejo del respectivo órgano a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, dentro de los primeros quince días del mes de febrero de 2012.

Las cuentas por pagar y las reservas presupuestales que no se hayan ejecutado a 31 de diciembre de 2012 expiran sin excepción. En consecuencia, los respectivos recursos de la Nación deben reintegrarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, dentro de los primeros diez días del mes de enero de 2013.

CAPITULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 33o. Las autorizaciones otorgadas por el Consejo Superior de Política Fiscal - CONFIS, o quien este delegue para la asunción de obligaciones que afecten presupuestos de vigencias futuras deberán respetar, en todo momento, las condiciones sobre las cuales se otorgó.

Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal - CONFIS, o quien este delegue requerirán, de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente, de la reprogramación de las vigencias futuras en donde se especifique el nuevo plazo y/o cupos anuales autorizados.

Cuando con posterioridad al otorgamiento de una autorización de vigencias futuras, la entidad u órgano requiera la modificación del objeto u objetos o el monto de la contraprestación a su cargo, será necesario adelantar ante el Consejo Superior de Política Fiscal - CONFIS, o su delegado la solicitud de una nueva autorización de vigencias futuras que ampare las modificaciones o adiciones requeridas de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente.

PARÁGRAFO 1o. Las modificaciones al monto de la contraprestación a cargo de la entidad solicitante, que tengan origen exclusivamente en los ajustes financieros del monto y que no se encuentren asociados a la provisión de bienes o servicios adicionales a los previstos inicialmente, se tramitarán como una reprogramación de vigencias futuras.

PARÁGRAFO 2o. Lo anterior sin perjuicio de que en caso de tratarse de nuevas vigencias futuras, se deberá contar con el aval fiscal del Consejo Superior de Política Fiscal - CONFIS, y declaratoria de importancia estratégica por parte del Consejo Nacional de Política Económica y Social - CONPES, en los casos en que las normas lo exijan.

ARTÍCULO 34o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2o del artículo 8o de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales, a que se refiere el inciso 2o del artículo 8o de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista.

ARTÍCULO 35o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las Empresas Industriales y Comerciales del Estado o Sociedades de Economía Mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPITULO V
DISPOSICIONES VARIAS

ARTÍCULO 36o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público la constancia sobre la naturaleza de estos recursos. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

Dicha constancia de inembargabilidad se refiere a recursos y no a cuentas bancarias, y le corresponde al servidor público solicitante, en los casos en que la autoridad judicial lo requiera, tramitar, ante la entidad responsable del giro de los recursos objeto de medida cautelar, la correspondiente certificación sobre cuentas bancarias.

ARTÍCULO 37o. Las sentencias, conciliaciones y cesantías parciales serán incorporadas al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el artículo 39 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 38o. Los órganos a que se refiere el artículo 4o de la presente ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para pagarlos, en primera instancia se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañía de seguros que se requieran en procesos judiciales.

ARTÍCULO 39o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y el Departamento Administrativo de Seguridad - DAS, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal - GAULA, a que se refiere la Ley 282 de 1996.

PARÁGRAFO. El Departamento Administrativo de Seguridad - DAS, o la Policía Nacional deberán cubrir, con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

ARTÍCULO 40o. En lo relacionado con las cuentas por pagar, el presupuesto inicial correspondiente a la vigencia fiscal de 2012 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996.

ARTÍCULO 41o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2011, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2012.

Las vacaciones, la prima de vacaciones, la indemnización a las mismas, la bonificación por recreación, las cesantías, las pensiones, gastos de inhumación, los impuestos y la tarifa de control fiscal, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar, con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 42o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las empresas de servicios públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando únicamente la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

ARTÍCULO 43o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas, para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial.

Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo del Instituto Nacional de Concesiones - INCO, surgidas en los contratos con garantías por concepto de ingresos mínimos garantizados, en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo sólo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 44o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 45o. En el Fondo de Programas Especiales para la Paz, se constituirán los rubros presupuestales "Fondo de Programas Especiales para la Paz - Programa de Desmovilizados" y "Programas de Reintegración Social y Económica", en los cuales la ordenación del gasto, además de lo dispuesto en el artículo 13 de la Ley 368 de 1997, podrá ser delegada en otros funcionarios del nivel directivo, de conformidad con las normas orgánicas del Presupuesto.

ARTÍCULO 46o. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito a la Agencia Presidencial para la Acción Social y la Cooperación Internacional, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

ARTÍCULO 47o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, el Instituto de Planificación y Promoción de Soluciones Energéticas - IPSE, siempre y cuando no signifiquen erogaciones en dinero, podrá adelantar las operaciones de canje de activos fijos de su propiedad por proyectos de preinversión e inversión en las zonas que no tengan posibilidad técnico-económica de conectarse al Sistema Interconectado Nacional.

Los proyectos de preinversión e inversión incluidos en el canje que se realice, no podrán ser financiados directa ni indirectamente con recursos que hagan parte del Presupuesto General de la Nación.

ARTÍCULO 48o. El Servicio Nacional de Aprendizaje - SENA, transferirá al Departamento Administrativo de Ciencia, Tecnología e Innovación - Colciencias, y al Ministerio de Comercio, Industria y Turismo, con destino a financiar las actividades que promuevan y fomenten la investigación aplicada, la innovación, el desarrollo tecnológico, la apropiación pública de la ciencia, la tecnología, y en general la construcción de capacidades regionales de ciencia, tecnología e innovación, al menos la cuarta parte de los recursos provenientes del veinte por ciento (20%) de los aportes sobre las nóminas de que trata el artículo 16 de la Ley 344 de 1996, mediante la celebración de sendos convenios interadministrativos.

La asignación específica para el Departamento Administrativo de Ciencia, Tecnología e Innovación – Colciencias y el Ministerio de Comercio, Industria y Turismo será definida por el SENA en coordinación con el Departamento Nacional de Planeación, dentro del primer bimestre de la vigencia fiscal de 2012, buscando la ejecución de actividades integrales entre éstos.

ARTÍCULO 49o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales, FONPET, con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3o del artículo 2o de la Ley 549 de 1999, el Gobierno Nacional determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 50o. Las apropiaciones programadas en la presente ley para la ejecución de proyectos viales de la red secundaria y terciaria a cargo de los departamentos y municipios, los aeropuertos y zonas marítimas que no estén a cargo de la Nación, podrán ser ejecutadas directamente por las entidades especializadas del sector transporte o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los recursos apropiados en la presente ley y dicha infraestructura seguirá a cargo de las entidades territoriales y/o sus descentralizadas.

PARÁGRAFO. La Nación a través del Ministerio de Hacienda y Crédito Público, podrá otorgar créditos presupuestales a las entidades territoriales y/o sus descentralizadas para el desarrollo de proyectos a que se refiere el presente artículo, en los términos y condiciones especiales que dicho Ministerio establezca.

ARTÍCULO 51o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicable a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta asimiladas a estas.

ARTÍCULO 52o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de esta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 53o. Los recursos aportados por la Nación a la Subcuenta de Subsistencia del Fondo de Solidaridad Pensional, en cumplimiento de lo previsto en el literal c) del numeral 2 del artículo 27 de la Ley 100 de 1993, adicionado por el artículo 8o de la Ley 797 de 2003 se podrán ejecutar en coordinación con el Instituto Colombiano de Bienestar Familiar – ICBF, para lo cual el Ministerio de la Protección Social transferirá los recursos a dicho Instituto. Lo anterior, sin perjuicio de la transformación de los subsidios económicos en especie en subsidios monetarios de forma progresiva a partir de 2012.

ARTÍCULO 54o. El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 55o. Los órganos que conforman el Presupuesto General de la Nación y las entidades territoriales y las entidades descentralizadas de aquella y de estas, así como los ejecutores, a los que se les hubiere girado recursos del Fondo Nacional de Regalías y que actualmente no estén amparando compromisos u obligaciones, y correspondan a apropiaciones presupuestales de vigencias fiscales anteriores a 2011, deben reintegrar, dentro del primer trimestre de 2012 a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el total de recursos que por concepto de saldos no ejecutados y rendimientos financieros posean en las cuentas abiertas para cada proyecto.

Así mismo, dichas entidades remitirán a la Dirección de Regalías del Departamento Nacional de Planeación dentro de los quince (15) días siguientes al vencimiento del término establecido para realizar el reintegro, copia de los documentos que soporten el reintegro de los recursos, identificando el nombre del proyecto, el monto por concepto de saldos no ejecutados y los rendimientos financieros obtenidos.

ARTÍCULO 56o. Para dar cumplimiento al parágrafo 1° transitorio del artículo 2 del Acto Legislativo 05 de 2011, se podrán financiar para la vigencia fiscal de 2012 con cargo a los recursos no comprometidos del

Fondo Nacional de Regalías a la entrada en vigencia del mencionado Acto Legislativo, proyectos de inversión correspondientes a los corredores arteriales de competitividad y al mejoramiento de corredores viales, con el fin de contribuir a la reconstrucción de la infraestructura vial del país, al igual que en proyectos de inversión para la recuperación ambiental de las zonas afectadas por la emergencia invernal de 2010-2011

El Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Regalías, situará los recursos a que hace referencia la citada norma, previa solicitud de los órganos que los ejecutarán. Al Fondo Nacional de Regalías únicamente le corresponde realizar los ajustes contables a que haya lugar.

ARTÍCULO 57o. Previa cobertura de los riesgos amparados con cargo a la Subcuenta de Eventos Catastróficos y Accidentes de Tránsito del Fondo de Solidaridad y Garantía – Fosyga, se podrán financiar, con cargo a dicha subcuenta, los Programas de Protección a la Salud Pública, Vacunación, Vulnerabilidad Sísmica, Gestión de Instituciones de la Red Pública Hospitalaria, Atención a la Población en Condiciones Especiales tanto discapacitada como población desplazada, ampliación, renovación de la afiliación del régimen subsidiado, población desplazada y vulnerable, atención prioritaria en salud, Asistencia y Prevención en Emergencias y Desastres y Capacitación del Recurso Humano del Sector Salud, incorporados en el presupuesto del Ministerio de la Protección Social.

ARTÍCULO 58o. En desarrollo de la Política Integral de Seguridad y Defensa para la Prosperidad, contenida en el Plan Nacional de Desarrollo y en las bases del mismo, las cuales fueron incorporadas mediante el artículo 2o de la Ley 1450 de 2011, las Fuerzas Militares podrán ejecutar Programas y Proyectos de Inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados al margen de la ley.

ARTÍCULO 59o. Las entidades responsables de la Atención Integral a la Población Desplazada por la Violencia, sectoriales del orden nacional, de que trata la Ley 387 de 1997, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 y de sus Autos de Seguimiento proferidos por la Honorable Corte Constitucional. Esta priorización de recursos deberá considerar las acciones diferenciales para sujetos de especial protección constitucional.

La priorización referenciada en el inciso anterior se efectuará teniendo en cuenta: (i) la categoría de la entidad territorial, de conformidad con lo establecido en el artículo 1o de la Ley 617 de 2000, (ii) el número de hogares recibidos o expulsados, de acuerdo con el Registro Único de Población Desplazada de la Agencia Presidencial para la Acción Social y la Cooperación Internacional y (iii) los índices de presión de las entidades territoriales, medido como el número de población desplazada recibida con relación a la población total. Lo anterior en armonía con los principios de concurrencia, complementariedad y subsidiariedad.

ARTÍCULO 60o. Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado – FRISCO y los recursos provenientes de la Ley 55 de 1985, apropiados en la presente vigencia fiscal para ser transferidos a la Nación, serán girados por la Dirección Nacional de Estupefacientes – DNE y la Superintendencia de Notariado y Registro, respectivamente, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, para reintegrar los recursos que la Nación ha girado, de acuerdo con lo establecido en los Documentos CONPES 3412 de 2006, 3476 de 2007 y 3575 de 2009.

ARTÍCULO 61o. Los recursos provenientes de las cauciones de que trata el artículo 8o del Decreto 2085 de 2008, se destinarán a financiar el "Programa de Promoción para la Reposición y Renovación del Parque Automotor de Carga" del Ministerio de Transporte, con el objeto de promover la modernización del parque automotor.

ARTÍCULO 62o. Los hogares beneficiarios del Programa de Subsidio Familiar de Vivienda, podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrá aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

ARTÍCULO 63o. Los recursos presupuestados en el Ministerio de Hacienda y Crédito Público con destino a la operación del Sistema Electrónico para la Contratación Pública - SECOP, en desarrollo de la Ley 1150 de 2007 y demás normas que regulan la materia, serán distribuidos con el concepto previo de la Dirección General del Presupuesto Público Nacional, de acuerdo con las necesidades y requerimientos de la entidad o entidades competentes para ejecutar dichos gastos.

ARTÍCULO 64o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá crear el rubro "Pasivos Exigibles - Vigencias Expiradas" y con cargo a este, ordenar el pago.

También procederá la operación presupuestal prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aun sin que medie certificado de disponibilidad presupuestal ni registro presupuestal.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

ARTÍCULO 65o. En los presupuestos del Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos, en otras secciones presupuestales, para la prevención y atención de desastres, Atención, Asistencia y Reparación Integral a las Víctimas del Conflicto Armado Interno, así como para financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 66o. De conformidad con lo previsto en el artículo 310 de la Constitución Política y la Ley 47 de 1993, la liquidación de la renta de destinación específica de que trata la Ley 1 de 1972 a favor del Departamento Archipiélago de San Andrés, Providencia y Santa Catalina, se hará efectiva por el Gobierno Nacional, sin efectuar las deducciones establecidas en el artículo 7o de la Ley 225 de 1995.

ARTÍCULO 67o. Las asignaciones presupuestales del Fondo de Tecnología de la Información y las Comunicaciones incluyen los recursos necesarios para cubrir el importe de los costos en que incurra el operador oficial de los servicios de franquicia postal y telegráfica para la prestación de estos servicios a los órganos que hacen parte del Presupuesto General de la Nación.

El Fondo de Tecnología de la Información y las Comunicaciones hará la transferencia de recursos al operador postal y telegráfico oficial, quien expedirá a la entidad destinataria del servicio el respectivo paz y salvo tan pronto como reciba los recursos.

ARTÍCULO 68o. La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia de la presente ley, se hará con base en una proyección de los ingresos y de los gastos, para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

ARTÍCULO 69o. Con cargo a la porción que se reasigna por disposición del artículo 13 de la Ley 55 de 1985 a la construcción, adecuación y dotación de establecimientos carcelarios, se financiará en la sección presupuestal del Instituto Colombiano de Bienestar Familiar - ICBF, una apropiación por $10.000 millones para que este los destine a la construcción, adecuación y dotación de los centros de atención especializada en el marco del Sistema de Responsabilidad Penal para Adolescentes.

Para tales efectos, la Superintendencia de Notariado y Registro trasladará directamente al ICBF los mencionados recursos dentro del primer trimestre de la vigencia fiscal.

ARTÍCULO 70o. Los órganos que hacen parte del Presupuesto General de la Nación solo podrán solicitar la situación de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar giro de recursos para transferir a Fiducias o Encargos Fiduciarios o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto.

ARTÍCULO 71o. El Ministerio de la Protección Social podrá realizar operaciones de préstamo interfondos entre la subcuenta de Eventos Catastróficos y Accidentes de Tránsito –ECAT– y la subcuenta de Compensación del Fondo de Solidaridad y Garantía –Fosyga–; recursos que se destinarán a la financiación de eventos NO POS de los afiliados al régimen contributivo.

Dicho órgano podrá renegociar el pago, el periodo de gracia para amortización de capital y la tasa de interés de los préstamos realizados en virtud de la Ley 1393 de 2010. El periodo de gracia podrá ser ampliado hasta por un término igual al establecido inicialmente.

La operación prevista en el presente artículo corresponde a una operación de manejo de recursos del portafolio y, por tanto, su otorgamiento y atención no requiere trámite presupuestal alguno.

ARTÍCULO 72o. Con el fin de garantizar el flujo efectivo de recursos en el Sistema General de Seguridad Social en Salud, el Ministerio de la Protección Social girará directamente, a nombre de las Entidades Territoriales, la Unidad de Pago por Capitación a las Entidades Promotoras de Salud o a las Instituciones Prestadoras de Salud de los distritos y los municipios de más de cien mil habitantes (100.000) a partir del primero (1) de enero de 2012, utilizando el instrumento jurídico definido en artículo 29 de la Ley 1438 de 2011.

ARTÍCULO 73o. La apropiación destinada a la ejecución del proyecto para el fortalecimiento de la capacidad Institucional para el desarrollo de políticas públicas administrativas, incluidos en la sección presupuestal de la Escuela Superior de Administración Pública - ESAP, se ejecutarán a través de convenio interadministrativo por el Departamento Administrativo de la Función Pública - DAFP.

ARTÍCULO 74o. El Ministerio de Tecnologías de la Información y las Comunicaciones podrá incluir como parte de las obligaciones de hacer de los titulares de los permisos que se otorguen en los procesos de selección objetiva que se realicen para los servicios móviles terrestres en las bandas de 700 MHz (1), AWS (1700/2100 MHz) y 2500 MHz, la obligación de instalar, diseñar. adquirir, llevar a sitio, adecuar y demás que permitan poner en funcionamiento la red de telecomunicaciones de la Fuerza Pública e Instituciones Públicas, con el fin de permitir la migración de la red que actualmente tienen en las bandas de 470 MHz a 512MHz, 1700 MHz, 2100 MHz y 2500 MHz.

Para el efecto, el Ministerio de Tecnologías de la Información y las Comunicaciones establecerá el costo de la migración, en atención a las necesidades de la Fuerza Pública e Instituciones Públicas.

ARTICULO 75o. Las apropiaciones incluidas en la sección presupuestal 3602, correspondiente al Servicio Nacional de Aprendizaje – SENA, cuyo subprograma de inversión corresponda a la clasificación "705 Educación superior", serán reclasificadas en el subprograma de inversión "704 Capacitación técnica no profesional".

ARTICULO 76o. Facúltese al Gobierno Nacional para que incluya en el Presupuesto General de la Nación 2012-2013 una partida con el objeto de continuar con el estudio de nivelación salarial de los empleados del Congreso de la República.

ARTICULO 77o. Las apropiaciones para el financiamiento de estudios ambientales y técnicos de preinversión y/o evaluación de iniciativas de inversión, autorizadas a los diferentes órganos que conforman el Presupuesto General de la Nación, se destinarán a la estructuración de las iniciativas definidas en la Regionalización del Plan Plurianual de Inversiones, documento incorporado como parte integrante del Plan de Inversiones del Plan Nacional de Desarrollo 2010 – 2014, aprobado mediante la Ley 1450 de 2011.

ARTICULO 78o. Los compromisos asumidos a 31 de diciembre de 2011, con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, en el presupuesto de gastos de inversión del Fondo Nacional de Regalías y que no hayan sido constituidos como reserva presupuestal o cuenta por pagar en la vigencia fiscal de 2012, serán girados con cargo a las apropiaciones del proyecto de inversión "Destinación de recursos Acto Legislativo 005 de 2011 a nivel nacional" en la sección presupuestal del Fondo, previo cumplimiento de los requisitos que hagan exigible su giro.

Lo anterior también se aplicará para el pago de obligaciones asumidas en desarrollo de autorizaciones de vigencias futuras otorgadas por el CONFIS o su delegatario.

Para estos efectos, el Departamento Nacional de Planeación, llevará el registro contable de los compromisos asumidos a la entrada en vigencia del Acto Legislativo 005 de 2011, al igual que de la destinación de recursos para la reconstrucción de la infraestructura vial del país y a la recuperación ambiental de las zonas afectadas por la emergencia invernal de 2010-2011, según lo dispuesto por el parágrafo 1° transitorio del artículo 2º de la citada norma.

ARTICULO 79o. El Gobierno Nacional al expedir el Decreto de Liquidación para la vigencia fiscal de 2012 adelantará las modificaciones presupuestales para financiar los gastos de funcionamiento e inversión necesarios para el cumplimiento de las funciones que se asignen a las entidades creadas, escindidas, suprimidas, fusionadas o reestructuradas en desarrollo de las facultades otorgadas por la Ley 1444 de 2011.

Los ajustes en mención no podrán modificar el monto total del Presupuesto General de la Nación para la vigencia fiscal de 2012, aprobado por el Congreso de la República.

ARTICULO 80o. Con cargo a las apropiaciones y excedentes de los recursos del Sistema General de Participación, se pagarán las deudas que resulten del reconocimiento de los costos del servicio educativos ordenados por la Constitución y la Ley, dejados de pagar o no reconocidos por el Situado Fiscal o el Sistema General de las Participaciones al personal Docente y Administrativo, como costos acumulados en el escalafón Nacional Docente, incentivos regulados en los Decretos 1171 de 2004 y 521 de 2010, homologaciones de cargos administrativos del sector, primas y otros derechos laborales, deudas que se pagarán siempre que tengan amparo Constitucional y Legal. El Gobierno Nacional a través del Ministerio de Educación Nacional validará las liquidaciones presentadas por las Entidades Territoriales y certificará los montos a reconocer y pagar.

Cuando no exista suficiente apropiación o excedentes para cubrir los costos establecidos en el presente artículo, la Nación-Ministerio de Hacienda y Crédito Público concurrirá subsidiariamente con recursos del Presupuesto General de la Nación para cubrir el pago de las deudas certificadas por el Ministerio de Educación Nacional, mediante la suscripción de acuerdos de pago, previa la celebración por parte de las entidades territoriales correspondientes de un encargo fiduciario a través del cual se efectúen los pagos.

Previo a la celebración de los acuerdos de pago, el Ministerio de Hacienda y Crédito Público, efectuará los cruces de cuentas que sean necesarios entre las deudas del sector educativo de las Entidades Territoriales y la Nación.

ARTICULO 81o. Bonificación para las Madres Comunitarias y Sustitutas. Durante las vigencias fiscales de los años 2012, 2013 y 2014, la bonificación que se le reconoce a las Madres Comunitarias tendrá un incremento correspondiente al doble del IPC publicado por el DANE. Adicionalmente, se le reconocerá un incremento que, como trabajadores independientes, les permita en forma voluntaria afilarse al Sistema General de Riesgos Profesionales. El Instituto Colombiano de Bienestar Familiar podrá asignar una bonificación para las Madres Sustitutas, adicional al aporte mensual que se viene asignando para la atención exclusiva del Menor.

ARTICULO 82o. Ajústese el Cálculo Actuarial para Madres Comunitarias. El Gobierno Nacional destinará una suma a cubrir el valor actuarial de las cotizaciones de aquellas madres comunitarias que adquirieron esa condición por primera vez, a partir de la entrada en vigencia de la Ley 797 de 2003 y hasta la vigencia de la Ley 1187 de 2008 y por lo tanto no tuvieron acceso al fondo de solidaridad pensional durante este periodo.

Dicha suma cubrirá exclusivamente las semanas en las cuales las madres comunitarias hubiesen desarrollado su actividad en el periodo mencionado, y siempre y cuando detenten esa condición en la actualidad, de acuerdo con la certificación que al respecto expida el ICBF. El valor de esa suma se reconocerá y pagará directamente a la administradora de prima media, a la cuál estarán afiliadas en la forma en que establezca el Gobierno Nacional, al momento en que se haga exigible para el reconocimiento de la pensión, quedando identificado y sujeto a las mismas condiciones de que trata el artículo 29 de la Ley 100 de 1993.

ARTICULO 83o. El Ministerio de la Protección Social, una vez realizado el estudio respectivo, podrá ordenar que se gire el dinero directamente a las IPS de mediana y alta complejidad para el pago de los Servicios de Salud efectivamente prestados y debidamente comprobados, con soportes de atención a la población afiliada al régimen subsidiado, dentro de la vigencia fiscal en que se prestó el servicio.

ARTICULO 84o. En las empresas de servicios públicos mixtas y sus subordinadas, en las cuales la participación del Estado es directamente o a través de sus entidades descentralizadas sea igual o superior al noventa por ciento y que desarrollen sus actividades bajo condiciones de competencia, la aprobación y modificación de sus presupuestos, de las viabilidades presupuestales y de las vigencias futuras corresponderá a las juntas directivas de las respectivas empresas, sin requerirse concepto previo de ningún otro órgano o entidad gubernamental siempre y cuando cumplan los requisitos señalados en el artículo 36 del Decreto 4730 de 2005. La aprobación del presupuesto de la vigencia del año 2012, será realizada por las juntas directivas de las empresas, a más tardar el 31 diciembre de 2011.

ARTICULO 85o. Todo el territorio del Departamento del Meta, incluida el Área de Manejo Especial de La Macarena, quedara bajo la jurisdicción de la Corporación para el Desarrollo Sostenible de La Macarena, Cormacarena.

ARTICULO 86o. Autorízase al Gobierno Nacional para apropiar recursos del Presupuesto General de la Nación y transferirlos al Fondo Nacional del Café, destinados a la implementación de instrumentos que permitan garantizar la sostenibilidad del ingreso de las familias cafeteras y el acercamiento de los cafeteros a herramientas tecnológicas dirigidas a la mitigación de los riesgos inherentes a su actividad productiva.

PARÁGRAFO. El Comité Nacional de Cafeteros determinará mediante resolución las actividades elegibles de gasto que se enmarcan en el artículo anterior, con el voto expreso y favorable del Ministro de Hacienda y Crédito Público.

ARTICULO 87o. De conformidad con lo establecido en el artículo 97 de la Ley Estatutaria de la Administración de la Justicia, y la Ley 1450 de 2011, la Comisión Interinstitucional de la Rama Judicial, emitirá concepto previo sobre la distribución que se haga entre las diferentes jurisdicciones, del presupuesto de inversión, descongestión y recursos extraordinarios de la Rama Judicial, incluyendo las necesidades de la jurisdicción disciplinaria, para la creación y funcionamiento de las comisiones de instrucción.

ARTICULO 88o. Las entidades públicas ejecutoras de recursos provenientes de convenios y/o contratos administrativos para atender programas o deberes de protección que demanden del apoyo de la Policía Nacional para el cumplimiento de los servicios de protección de la respectiva población objeto, quedan facultadas para incorporar y comprometer los recursos en adquisición de bienes y servicios requeridos en la vigencia 2012, de conformidad con los flujos de pago que se pacten en el respectivo convenio y/o contrato. En la vigencia 2012 no se aplicará restricción presupuestal alguna por medidas de ahorro o de racionalización del gasto en esta materia.

ARTÍCULO 89o. Aquellos departamentos, distritos y municipios que hayan asumido la prestación de servicios de salud a 31 de julio de 2001 de acuerdo con lo previsto en la Ley 715 de 2001 y sus reglamento, que no hayan ejecutado en su totalidad los recursos para la cofinanciación del Régimen Subsidiado de las vigencias anteriores a 2012, de que trata el artículo 214 de la Ley 100 de 1993, modificado por los artículos 11 de la Ley 1122 de 2007, 34 de la Ley 1393 de 2010 y 44 de la Ley 1438 de 2011, y los recursos de que tratan los artículos 6 y 8 de la Ley 1393 de 2010, siempre que hayan garantizado la financiación de las deudas de los contratos de aseguramiento en los que concurrieron en su cofinanciación, podrán destinarlos en la vigencia 2012 para la financiación de servicios prestados a la población no afiliada a ningún régimen, para el pago de los servicios prestados a la población pobre en lo no cubierto con subsidios a la demanda y obligaciones derivadas de la liquidación de contratos de vigencias anteriores.

ARTÍCULO 90o. Dispóngase la elaboración de un estudio efectuado entre los Ministerios de Hacienda y Defensa Nacional a efectos de (1) establecer la viabilidad de reconocer una bonificación excepcional, por una sola vez, que no constituya factor salarial, en favor de los miembros de la Fuerza Pública que hoy reciben los menores ingresos y (2) en el evento de confirmarse esa viabilidad, establecer las condiciones que deben resultar aplicables para hacerla efectiva.

ARTÍCULO 91o. La presente ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1o de enero de 2012.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA



JUAN MANUEL CORZO ROMÁN

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA



EMILIO RAMÓN OTERO DAJUD

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES



SIMÓN GAVIRIA MUÑOZ

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES



JESÚS ALFONSO RODRÍGUEZ CAMARGO

LEY No. 1485

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2012"

REPÚBLICA DE COLOMBIA – GOBIERNO NACIONAL

PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá, D.C., a los 14 DIC 2011



EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



JUAN CARLOS ECHEVERRY GARZÓN

